December 9, 2007

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A and B attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Toshiro Mukawa of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By:
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of the document listed in item 1 below and an extract English translation of the document listed in item 2 below are included in EXHIBIT A-1 and A-2, respectively.)

1. Interim Securities Report dated November 30, 2007

2. Interim Shareholders Report (from April 1, 2007 to September 30, 2007) dated December 4, 2007

ANNEX B

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	October 31, 2007	CONSOLIDATED RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2007
2.	October 31, 2007	Supplementary Information Consolidated Half Year ended September 30, 2007
3.	October 31, 2007	First Half and Second Quarter Financial Results Fiscal Year 2007 (Ending March 2008)

	Press Release Date	Title
4.	September 26, 2007	Epson Announces Executive Personnel Changes
5.	October 29, 2007	Announcement of Revised Financial Results Outlook
6.	October 31, 2007	Consolidated Results for the Half Year Ended September 30, 2007
7.	November 21, 2007	Amendments to the Consolidated Results for the Half Year Ended September 30, 2007

EXHIBIT A-1

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Interim Securities Report dated November 30, 2007

Interim Securities Report filed with the Director of Kanto Local Finance Bureau containing information on the business, financial conditions, operating results, and interim consolidated and non-consolidated financial statements for each of the two half years ending September 30, 2007 and 2006.

EXHIBIT A-2

EXTRACT TRANSLATION

Set out below is the extract English translation of the document referred to in item 2 of ANNEX A.

Interim Shareholders Report (from April 1, 2007 to September 30, 2007) dated December 4, 2007

[abridged translation]



[Cover]

INTERIM SHAREHOLDERS REPORT

[From April 1, 2007 to September 30, 2007]

[Inside cover—Contents page]

Table of Contents

[Page 1]

(Unit: 100 millions of yen)

	Interim March 2006 (April 1, 2005, through September 30, 2005)	March 2006 (April 1, 2005, through March 31, 2006)	Interim March 2007 (April 1, 2006, through September 30, 2006)	March 2007 (April 1, 2006, through March 31, 2007)	**Interim March 2008** (April 1, 2007, through September 30, 2007)
Net sales	7,202	15,495	6,773	14,160	**6,562**
Operating income	60	257	209	503	**222**
Ordinary income	88	279	208	490	**258**
Net (interim) income (loss)	(11)	(179)	4	(70)	**32**
Total assets	13,745	13,257	13,262	12,850	**12,620**
Net assets	4,794	4,745	5,023	4,943	**4,959**
Share data (per share, in yen)					
Net (interim) income (loss)	(5.91)	(91.24)	2.10	(36.13)	**16.59**
Net assets	2,441.77	2,416.54	2,421.06	2,395.14	**2,398.10**

Notes:
1. Amounts have been rounded down to the unit shown.
2. Due to a change in accounting rules, the shareholder's equity is now indicated as the net assets. The net assets and the net assets per share up to March 2006 are indicated respectively as the shareholders' equity and shareholders' equity per share derived by using the former calculation method.



Net Sales (100 million yen)
Interim
Annual
15,495
14,160
7,202
6,773
6,562
2006 March
2007 March
2008 March



Operating Income (100 million yen)
Interim
Annual
503
257
209
222
60
2006 March
2007 March
2008 March



Ordinary Income/Ratio of Ordinary Income to
Net Sales (for interim period)
Interim rdinary income
Full period ordinary income (100 million yen)
Interim Ratio of ordinary income to net sales (%)
490
279
208
258
88
3.9
3.1
1.2
2006 March
2007 March
2008 March

Note : Ratio of ordinary income to net sales is calculated by dividing ordinary income by net sales.


Net Income (Loss) (for interim period)
(100 million yen)
Interim
Annual
32
4
(11)
(70)
(179)
2006 March
2007 March
2008 March


Total Assets (100 million yen)
13,745
13,257
13,262
12,850
12,620
Interim 2006 March
2006 March
Interim 2007 March
2007 March
Interim 2008 March


Net Assets/ Equity Ratio
Net Assets (100 million yen)
Equity Ratio (%)
4,794
4,745
5,023
4,943
4,959
34.9
35.8
37.3
Interim 2006 March
2006 March
Interim 2007 March
2007 March
Interim 2008 March

Note 1: The ratio of ordinary income to net sales is calculated by dividing the ordinary income by net sales.
Note 2: The equity ratio is calculated by subtracting the minority shareholders equity from the net assets.

To our shareholders

The Business Performance for this Interim Period

In this interim period, we saw strong development in the information related equipment segment including the ink-jet printer business, the business system business, and the LCD projectors business. On the other hand, the electronic devices business segment generally remained weak due to the delay in improving profitability of the medium and small-sized crystal display business. As a result, the net sales for this interim period was 656,267 million yen (a 3.1% decrease from the same period last year), the operating income was 22,264 million yen (a 6.2% increase from the same period last year), and the ordinary income was 25,846 million yen (a 23.8% increase from the same period last year). Net income for the period was 3,257 million yen (a 688.9% increase from the same period last year).

Results and Issues for this Interim Period

We established the Creativity & Challenge 1000 Mid-range Management plan in March 2006 and are currently pushing forward with each of the measures under the plan in order to recover our business performance and to revive growth. In this interim period, we noticed positive results in the ink-jet printer business on one hand, but on the other, issues in the medium and small-sized crystal display business were made clear.

In the inkjet printer business, we changed our strategy for sales of printers, shifting away from the focus on profitability in the previous period, which resulted in trimmed down sales, to an expansionist strategy with a focus on mid-term growth this period. On top of this, we are doubling our efforts in business and industrial domains, in which we are taking advantage of our Micro Piezo technology, our core technology, to build a pillar of profitability in the future. We can see the results of these activities in the improvements in the commercialization of broadsheet inkjet printers with new generation high-speed printer heads and mini-labs used to print pictures for business use.

In the medium and small-sized crystal display business, we experienced a significant decrease in profit in the previous period due to the dispersion of resources among 4 technologies—color STNs, MD-TFDs, amorphous silicon TFTs, and low temperature polysilicon TFTs—which resulted in our inability to satisfactorily meet customers' needs. In response to the decrease in profits, we started a structural reform of our businesses in March 2007, in an effort to transform the financial fundamentals of the company so that they can respond to the expansion of our business strategy in the future. For this interim period, in consideration of the deterioration in profits due to the dispersion of resources, we have concentrated resources into amorphous silicon TFT and low temperature polysilicon TFT. Also, we have proceeded with expanding the sales volume of amorphous silicon TFTs for products other than mobile phones and we are developing new domains where we can take advantage of our technological capabilities with low temperature polysilicon TFTs. Although these efforts brought about certain results such as an improvement of operating rates for amorphous silicon TFTs, the change in product mix did not take off, mainly due to the failure in assessing the market environment. We therefore unfortunately did not see an improvement in profitability either. We, as the management, are taking this situation seriously.

Management strategies for second half of FY 2008

We will swiftly enact measures for improving profitability and strive to recover and reinforce our revenue base for the second half of fiscal year 2008.

We expect that the medium and small-sized crystal display business, which has been slow in recovering profitability, will continue to be under a severe business environment in the second half of fiscal year 2008. Taking these circumstances seriously, we will enact in-depth measures.

In the inkjet printers business, we will launch an effective marketing promotion targeting end-of-year sales corresponding to the characteristics of the respective areas around the world, while reinforcing our efforts in business and industrial domains to build a foundation for mid-term growth.

Dividends

Our fundamental policy in respect of returning profits to our shareholders is to continue providing them with sound returns. We will maintain the dividend forecast at the start of this period, and will pay a dividend of 16 yen per share for this interim period, which is equal to that of the previous period.

We aim to manage Epson so that we can earn not only your trust as shareholders, but also the trust of all our stakeholders. For that purpose, Epson will unite as a collective group for future increases in sales and income. We thank you for your valued support and assistance and hope that you will continue to do so.

December 2007

Seiji Hanaoka
President

A look at sales by business segment

Epson's business is composed of three main businesses: the information-related equipment business, the electronics devices business, and the precision products business. The following data shows information on net sales and operating income for this interim for each business segment in comparison with the same period last year.

1. Information Related Equipment Segment

Structural Comparison of Net Sales
(Interim March 2008)


62.3%

Net Sales (100 million yen)


Interim
Full Period
9,764
9,163
4,407
4,179
4,281
2006 March
2007 March
2008 March

Operating Income (100 million yen)


Interim
Annual
842
450
323
347
150
2006 March
2007 March
2008 March

Net sales
Net sales in this segment for interim FY 2008 (the half year ended September 30) was428,170 million yen (a 2.4% increase from the same period last year).

In the printer* business, while inkjet printers suffered price drops, multifunction printers (multifunction products) showed an increase in sales volume and benefited from the depreciation of the yen. (*Hereinafter in this report, references to printers also include their respective consumables.) POS systems-related equipment saw solid growth in sales related to color coupon printers, including charging system. Sales of laser printers went down as a result of an intensified focus on high added-value products from low-priced products. Overall, income from the printer business increased slightly.

[P.11]

In the imaging devices business, demand for LCD monitors for amusement use decreased, but LCD projectors for business use saw a rise in demand for educational use while also suffering downward pressure on prices. This led to a rise in revenues for the imaging devices business as a whole.

Operating income
Epson's operating income for interim (March) FY 2008 was 34,741 million yen (a 7.5% increase from the same period last year) as a result of the depreciation of the yen, a rise in revenues from POS systems-related equipment, dot-matrix printers, and LCD projectors, and an improved model mix for laser printers through careful selection of and focus on sales territories and models, which overcame downward pressures on prices and an increase in costs resulting from an expansion of sales volume in inkjet printers.

[Page 11 continued]

2. Electronics devices segment

Structural Comparison of Net Sales
(Interim March 2008)


29.4%

Net Sales (100 million yen)


Interim
Annual


5,269
4,447
2,579
2,310
2,022
2006 March
2007 March
2008 March

Operating Income (Loss) (100 million yen)


Interim Annual
(30)
(97)
(83)
(260)
(94)
2006 March
2007 March
2008 March

[Page 12]

Net sales

Net sales in this segment for interim (March) FY 2008 was 202,253 million yen (a 12.5% decrease from the same period last year).

Although there was increased volume for amorphous silicon TFT LCDs in the display business due to an increased demand for mobile phones and other applications, color STN LCDs and low-temperature polysilicon TFT LCDs experienced a downward pressure on prices and decreasing orders for mobile phones. In addition, MD-TFD LCDs, a business scheduled to be divested, saw not only a decrease in volume but also a price drop. These results significantly decreased the overall revenue for the display business.

In the quartz devices business, the products increased in numbers as a result of a rise in demand for mobile phones, digital cameras, and PCs. However, overall income from the quartz devices business slightly increased due to the growing ratio of low-priced products.

In the semi-conductor business, although sales for analog/digital ICs were up for products other than mobile phones, there was a decrease in volume for LCD drivers for mobile phones and an overall downward pressure on prices. The effect of this was less revenue over the entire semi-conductor business.

Operating income

Interim (March) FY 2008 saw the electronics devices segment record an operating loss of 9,453 million yen (Epson recorded an operating income of 8,333 million yen in the same period last year). This loss was the result of both improvements in profitability being delayed because of a considerable fall on revenues, which a decrease in fixed expenses in the display business failed to offset, and a further worsening of the model mix in the quartz devices business caused by a downward pressure on prices in the semiconductor business.

3. Precision products business

Structural Comparison of Net Sales
(Interim March 2008)


6.4%

Net Sales (100 million yen)


Interim
Annual
857
877
429
460
438
2006 March
2007 March
2008 March

Operating Income (100 million yen)

Interim Annual


35
27
23
20
10
2006 March
2007 March
2008 March

Net sales

Net sales for this segment for interim (March) FY 2008 was 43,883 million yen (a 4.7% decrease from the same period last year).

Although this segment benefited from the rise in the average price range for watches and the depreciation of the yen, a backlash from sales of industrial inkjet appliances in the previous period and a downward pressure on prices of plastic corrective lenses reduced revenues for the segment as a whole.

Operating income

Operating income, due to the deteriorated model mix and despite the rise in the average prices range for watches, ended at 2,096 million yen (a 24.8% decrease from the same period last year).

Overview of Consolidated Accounts

Outline of Interim Consolidated Balance Sheet

(All units: 100 millions of yen)

	Interim March 2008 (As of September 30, 2007)	March 2007 (As of March 31, 2007)
Assets		
Current assets	**8,058**	**8,139**
Cash and cash equivalents	1,444	2,967
Notes and accounts receivables	2,279	2,189
Securities	1,444	309
Inventories	1,948	1,786
Others	979	922
Allowance for doubtful accounts	(38)	(36)
Property, plant, and equipment	**4,562**	**4,711**
Tangibles	3,684	3,790
Buildings and structures	4,426	4,437
Machinery and equipment	5,653	5,605
Furniture and fixtures	2,085	2,079
Land	633	633
Others	80	60
Accumulated depreciation	(9,193)	(9,026)
Intangibles	235	248
Investments and other assets	642	672
Investment securities	462	481
Other assets	182	193
Allowance for doubtful accounts	(2)	(3)
Total assets	**12,620**	**12,850**

Note: 1. All amounts have been rounded down to the unit shown (same for all amounts in all balance sheets below).

	Interim March 2008 (As of September 30, 2007)	March 2007 (As of March 31, 2007)
Liabilities		
Current liabilities	**4,407**	**4,767**
Notes and accounts payable, trade	1,455	1,188
Short-term bank loans	342	381
Current portion of long-term debt	593	963
Accounts payable	869	1,079
Other	1,145	1,154
Fixed liabilities	**3,253**	**3,139**
Bond	1,000	800
Long-term debt	1,810	1,900
Other current liabilities	443	439
Total liabilities	**7,661**	**7,907**
Net Assets		
Shareholders' equity	**4,467**	**4,466**
Capital	532	532
Additional paid-in capital	795	795
Retained earnings	3,140	3,139
Treasury Stock	(0)	(0)
Evaluation and exchange rate variance	**241**	**236**
Net unrealized gains on other securities	115	98
Deferred hedge profit and loss	1	(0)
Translation adjustments	125	138
Minority shareholders equity	**250**	**240**
Total net assets	**4,959**	**4,943**
Total liabilities and net assets	**12,620**	**12,850**

Interim Consolidated Balance Sheet Highlights

Cash and cash equivalents, Securities

The primary cause of the fluctuation in these categories is the change in the classification of negotiable deposits issued by domestic corporations (the balance of which at the end of September 2007 was 106.5 billion yen) from "Cash and cash equivalents" to "Securities" in accordance with the revised regulations for interim consolidated financial statements.

Total Assets
Due to the reduction in cash and deposit resulting from repayment of interest-bearing liabilities, total assets are down by 22,900 million yen compared to the end of the previous period.

Inventories
As a result of increased production in preparation for sales competition after the third quarter, inventories were up by 16,200 million yen compared to the end of the previous period.

Outline of Interim Consolidated Statements of Income

(All units: 100 millions of yen)

	Interim March 2008 (April 1, 2007, through September 30, 2007)	Interim March 2007 (April 1, 2006, through September 30, 2006)
Net sales	**6,562**	**6,773**
Cost of Sales	4,878	5,158
Total Sales Revenue	**1,684**	**1,615**
Sales Cost and General Administration Cost	1,461	1,405
Operating income	**222**	**209**
Non-operating Profit	**103**	**72**
Non-operating Cost	**67**	**73**
Ordinary income	**258**	**208**
Special Income	**5**	**7**
Special Loss	**42**	**53**
Net Interim income before income taxes etc.	**221**	**162**
Corporate Tax, Inhabitant Tax and Business Tax	93	83
Corporate Tax etc. Adjustments	79	121
Minority Shareholders' Income **(loss)**	16	(47)
Net interim income	**32**	**4**

Outline of Interim Consolidated Statements of Cash Flow

(All units: 100 millions of yen)

	Interim March 2008 (April 1, 2007, through September 30, 2007)	Interim March 2007 (April 1, 2006, through September 30, 2006)
Cash flows from operating activities	292	496
Cash flows from investing activities	(338)	(475)
Cash flows from financing activities	(337)	(134)
Effect of exchange rate fluctuations on cash and cash equivalents	2	3
Net decrease in cash and cash equivalents	(381)	(110)

Cash and cash equivalents at the beginning of the year	3,348	2,801
Cash and cash equivalents at the end of the interim period	2,967	2,960

Interim Consolidated Statements of Changes in Shareholders' equity (April 1, 2007 to September 30, 2007)

(All units: 100 millions of yen)

Subject / Classification	Shareholders' equity					Evaluation and exchange rate variance				Minority Shareholders' equity	Total net assets
	Capital	Additional paid-in capital	Retained earnings	Treasury Stock	Total Shareholders' equity	Net unrealized gains on other securities	Deferred hedge profit and loss	Translation Adjustments	Evaluation and exchange rate variance		
Remaining Value as of March 31, 2007	532	795	3,139	(0)	4,466	98	(0)	138	236	240	4,943
Changes during the Consolidated Interim Accounting Period											
Distribution of Reserve	-	-	(31)	-	(31)	-	-	-	-	-	(31)
Interim Net Profit	-	-	32	-	32	-	-	-	-	-	32
Decrease associated with uniformity in accounting procedure in controlled foreign corporations	-	-	(0)	-	(0)						(0)
Acquisition of Treasury Stock	-	-	-	(0)	(0)	-	-	-	-	-	(0)
Changes (net) in the items other than the stockholders' equity during the consolidated	-	-	-	-	-	16	1	(13)	5	10	15

interim accounting period											
Total Changes during the Consolidated Interim Accounting Period	**-**	**-**	**0**	**(0)**	**0**	**16**	**1**	**(13)**	**5**	**10**	**16**
Remaining Value as of September 30, 2007	**532**	**795**	**3,140**	**(0)**	**4,467**	**115**	**1**	**125**	**241**	**250**	**4,959**

Overview of Non-consolidated Accounts

Outline of Interim Non-Consolidated Balance Sheet

(All units: 100 millions of yen)

	Interim March 2008 (As of September 30, 2007)	March 2007 (As of March 31, 2007)
Assets		
Current assets	**4,406**	**4,106**
Property, plant, and equipment	**4,513**	**4,691**
Tangibles	2,267	2,358
Intangibles	165	177
Investments and other assets	2,080	2,154
Total assets	**8,920**	**8,797**
Liabilities		
Current liabilities	**3,129**	**3,226**
Fixed liabilities	**2,721**	**2,580**
Total liabilities	**5,851**	**5,807**
Net assets		
Shareholders' equity	**2,960**	**2,900**
Capital	532	532
Additional paid-in capital	795	795
Retained earnings	1,633	1,573
Treasury stock	(0)	(0)
Evaluation and exchange rate variance	**109**	**90**
Total net assets	**3,069**	**2,990**
Total liabilities and net assets	**8,920**	**8,797**

Outline of Interim Non-consolidated Statements of Income

(All units: 100 millions of yen)

	Interim March 2008 (April 1, 2007, through September 30, 2007)	Interim March 2007 (April 1, 2006, through September 30, 2006)
Net sales	**4,112**	**4,181**
Cost of Sales	3,561	3,578
Total Sales Revenue	**551**	**602**
Sales Cost and General Administration Cost	383	379
Operating income	**168**	**222**
Non-operating Profit	**67**	**110**
Non-operating Cost	**61**	**55**
Ordinary income (loss)	**175**	**277**
Special Income	**1**	**0**
Special Loss	**13**	**105**
Interim income before income taxes etc.	**163**	**172**
Corporate Tax, Inhabitant Tax and Business Tax	18	(13)
Corporate Tax etc. Adjustments	53	107
Net interim income	**91**	**78**

Outline of Interim Statements of Changes in Shareholders' equity (April 1, 2007 to September 30, 2007)

(All units: 100 millions of yen)

Subject / Classification	Shareholders' equity							Evaluation and exchange rate variance			Total net assets
	Capital	Additional paid-in capital	Retained earnings			Treasury Stock	Total Shareholders' equity	Net realized gains on other securities	Deferred hedge profit and loss	Evaluation and exchange rate variance	
		Capital reserve	Earned reserve	Other retained earnings	Total retained earnings						
Remaining Value as of March 31, 2007	532	795	31	1,541	1,573	(0)	2,900	90	(0)	90	2,990
Changes during the Interim Accounting Period											
Distribution of Reserve	-	-	-	(31)	(31)	-	(31)	-	-	-	(31)
Interim Net Profit	-	-	-	91	91	-	91	-	-	-	91
Acquisition of Treasury Stock	-	-	-	-	-	(0)	(0)	-	-	-	(0)
Changes (net) in the items other than the shareholder's equity during the interim accounting period	-	-	-	-	-	-	-	16	1	18	18
Total Changes during the	-	-	-	60	60	(0)	60	16	1	18	78

Accounting Period											
Remaining Value as of September 30, 2007	532	795	31	1,601	1,633	(0)	2,960	107	1	109	3,069

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX B.

item 1

October 31, 2007	CONSOLIDATED RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2007

SEIKO EPSON CORPORATION


EPSON
EXCEED YOUR VISION

3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

October 31, 2007

CONSOLIDATED RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2007

Consolidated Financial Highlights

Income statements and cash flows data (Millions of yen, thousands of U.S. dollars, except for per share data)

	Six months ended September 30		Change	Year ended March 31,	Six months ended September 30,
	2006	**2007**		2007	**2007**
Statements of Income Data:					
Net sales	¥677,390	**¥656,268**	(3.1%)	¥1,416,032	**$5,685,420**
Operating income	20,960	**22,264**	6.2%	50,343	**192,879**
Income before income taxes and minority interest	16,218	**22,167**	36.7%	3,476	**192,038**
Net income (loss)	413	**3,257**	688.9%	(7,094)	**28,216**
Statements of Cash Flows Data:					
Cash flows from operating activities	49,638	**29,201**	(41.2%)	160,229	**252,976**
Cash flows from investing activities	(47,560)	**(33,865)**	(28.8%)	(76,419)	**(293,381)**
Cash flows from financing activities	(13,497)	**(33,715)**	149.8%	(30,150)	**(292,082)**
Cash and cash equivalents at the end of the period	269,078	**296,724**	10.3%	334,873	**2,570,597**
Per Share Data:					
Net income (loss) per share -Basic	¥2.10	**¥16.59**	690%	¥(36.13)	**$0.14**
-Diluted	¥-	**¥-**	- %	¥-	**$-**

Balance sheets data (Millions of yen, thousands of U.S. dollars, except for per share data)

	September 30		March 31,	September 30,
	2006	**2007**	2007	**2007**
Total assets	¥1,324,843	**¥1,261,290**	¥1,284,412	**$10,926,882**
Equity	502,345	**495,985**	494,335	**4,296,847**
Shareholders' equity	475,408	**470,897**	470,317	**4,079,503**
Shareholders' equity ratio (%)	35.9%	**37.3%**	36.6%	**37.3%**
Shareholders' equity per share	¥2,421.06	**¥2,398.10**	¥2,395.14	**$20.78**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan (formerly the Securities and Exchange Law of Japan).
II. Figures in the 'Change' column are comparisons with the same period of the previous year.
III. Diluted net income per share is presented only if there are dilutive factors present.
IV. Shareholders' equity is equity excluding minority interest in subsidiaries.
V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥115.43 = U.S.$1 at September 30, 2007 has been used for the purpose of presentation.

Operating Performance Highlights and Financial Condition

1. Operating Performance Highlights

Fiscal 2007 First-Half Operating Performance

A global economic recovery continued throughout the period under review. Although the effects of a decline in housing starts and other indicators could be seen in the U.S. economy, the economies of China and the rest of Asia continued to expand, while an improvement was seen in Europe. Meanwhile, the Japanese economy also performed well, with improved corporate earnings spurring a rise in capital expenditure, and personal spending on the rise.

The main markets of the Epson Group ("Epson") were as follows. The inkjet printer market was flat year-over-year, as demand in Europe, the U.S. and Asia shifted farther toward multifunction printers ("all-in-ones") and away from single-function printers. The Japanese inkjet printer market contracted year-over-year. The dot-matrix printer market, though shrinking overall, recorded strong growth in Asia. In POS systems, demand for POS receipt printers for small and mid-sized retailers remained strong.
The projector market expanded on increased demand for business projectors, especially models used in education, though the overall growth rate slowed. The market for home theater projectors expanded, but, compared to the previous year, the pace of growth slackened due to the emergence of competitively priced large-screen flat-panel TVs.
Small- and medium-sized LCD applications showed healthy growth. The mobile phone handset market, the main destination for these LCDs, remained strong. In addition to new and upgrade demand for low-end phones, demand for 3G models was robust, especially in Europe and the U.S. The digital camera and portable music player markets, two more markets for small- and medium-sized LCDs, were both steady performers. Demand for automotive and portable navigation systems also increased, especially in Europe and the U.S.
Meanwhile, however, the markets for Epson's information-related equipment and electronic device products suffered from continued price erosion due to fierce competition in every segment and a relentless shift of demand toward the low-price zone.
In precision products, prices for watches and eyeglass lenses continued to decline, and demand for semiconductor manufacturing equipment decelerated.

In March 2006 Epson launched a mid-range business plan called "Creativity and Challenge 1000." In line with this plan, the company has been driving a variety of actions designed to improve business performance and restart growth.
Now in the second year of the plan, Epson is emphasizing higher-margin products while also seeking to expand inkjet printer unit shipments. The company is also stepping up its efforts to penetrate business and industrial segments where it can leverage the benefits of its Micro Piezo technology, which it intends to develop into a core source of future profit.
Meanwhile, the display business experienced a steep deterioration in profitability last fiscal year, largely due to a significantly different business environment than that assumed when the mid-range business plan was created. The worsening of the profit picture prompted Epson to reposition the business both strategically and structurally. The reorganization costs recorded last fiscal year in association with the repositioning further reduced the fixed cost burden of the business. Epson is also striving to change the structure of its display sales, by capturing demand for non-mobile-phone applications and reducing its dependence on handset demand.

The average U.S. dollar-yen and euro-yen exchange rates during the period under review were ¥119.33 and ¥162.30, respectively, a 3% decline in the value of the yen against the dollar and an 11% decline in the value of the yen against the euro compared to the same period last year.

Compared to the same period last year, consolidated net sales for the first half of the year under review were ¥656,268 million ($5,685,420 thousand), down 3.1%. Operating income was ¥22,264 million ($192,879 thousand), up 6.2%. Income before income taxes and minority interest was ¥22,167 million ($192,038 thousand), up 36.7%. And net income was ¥3,257 million ($28,216 thousand), up 688.9%.

Operating Performance Highlights by Business Segment

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment

Total printer business sales revenue grew slightly. Although prices declined, inkjet printer (including consumables, as in all printer discussions below) sales benefited from a weakened yen and an increase in multifunction printer unit volume. In POS system products solid growth was seen in sales associated with color coupon printers equipped with a pay-per-print system. Laser printer sales were affected by a decline in unit volume brought about by a tighter focus on high-added-value models rather than low-end models.

Total sales in the visual instruments business rose despite softer demand for LCD monitors from the amusement sector and declining prices for 3LCD business projectors. The rise was primarily due to increased demand for 3LCD projectors used in education.

Operating income in the information-related equipment segment increased, notwithstanding the effects of factors such as inkjet printer price erosion and a spending hike designed to expand unit shipments. Among the factors contributing to the increase were the effects of a weaker yen, increased revenue from POS system products, dot-matrix printers and 3LCD projectors, and a laser printer model mix that was improved by redefining the marketing territories and concentrating on more profitable models.

As a result of the foregoing factors, first-half net sales in the information-related equipment business segment were ¥428,171 million ($3,709,356 thousand), up 2.4% compared to the same period last year, while operating income was ¥34,741 million ($300,970 thousand), up 7.5% compared to the same period last year.

Electronic devices

The display business as a whole posted sharply lower revenue. While unit shipments of amorphous-silicon TFT LCDs rose due to increased demand for mobile phone handsets and other applications, prices and orders for color STN LCDs and LTPS TFT LCDs declined. In addition, revenues in the MD-TFD LCD business, which Epson plans to terminate, fell due to price erosion and declining demand.

In the quartz device business total net sales rose slightly. Although unit shipments were buoyed by rising demand for equipment such as mobile phone handsets, digital cameras and PCs, the proportion of low-priced units increased as a percentage of total sales.

Total semiconductor sales declined. Although unit shipments of mixed-signal products to non-handset markets increased, revenues were hurt by a drop in LCD driver shipments to handset manufacturers and a broad decline in prices.

Operating loss in the electronic device business segment widened compared to the same period last year. In addition to a worsening of the model mix brought about by factors such as price erosion in the quartz device and semiconductor businesses, operating loss was exacerbated by a slower than anticipated improvement in the profitability of the display business, despite a lighter fixed cost burden, as a result of a

sharp fall in sales revenue.

As a result of the foregoing factors, first-half net sales in the electronic devices business segment were ¥202,254 million ($1,752,179 thousand), down 12.5% compared to the same period last year, while operating loss was ¥9,454 million ($81,902 thousand) versus an operating loss of ¥8,334 million in the same period last year.

Precision products

The precision products segment reported lower total sales. Although watch sales benefited from a rise in the average price zone and a weaker yen, total sales in this segment ended lower primarily due to a recoil from last year's strong sales of industrial inkjet systems and price erosion in plastic eyeglass lenses.

Operating income in the precision instruments business segment declined, as the benefits of the higher average price zone for watches was more than offset by a worsening of the model mix.

As a result of the foregoing factors, first-half net sales in the precision products business segment were ¥43,883 million ($380,170 thousand), down 4.7% compared to the same period last year, while operating income was ¥2,097 million ($18,167 thousand), down 24.8% compared to the same period last year.

Operating Performance Highlights by Geographic Segment

A region-by-region breakdown of financial results is provided below.

Japan

3LCD projector and dot-matrix printer net sales increased. Meanwhile, MD-TFD LCD, STN LCD, laser printer, and LTPS TFT LCD net sales declined. As a result, net sales were ¥599,046 million ($5,189,691 thousand), down 3.3% compared to the same period last year, while operating income was ¥10,818 million ($93,719 thousand), down 48.5% compared to the same period last year.

The Americas

3LCD projector and amorphous-silicon TFT LCD net sales increased, while terminal module, inkjet printer and semiconductor net sales declined. As a result, net sales were ¥142,251 million ($1,232,357 thousand), up 1.5% compared to the same period last year, while operating income was ¥5,784 million ($50,108 thousand), down 29.5% compared to the same period last year.

Europe

Inkjet printer and terminal module net sales increased, while MD-TFD LCD, quartz device and laser printer net sales declined. As a result, net sales were ¥137,581 million ($1,191,900 thousand), up 3.0% compared to the same period last year, while operating income was ¥95 million ($823 thousand) as compared to an operating loss of ¥2,297 million in the same period last year.

Asia / Oceania

Inkjet printer, quartz device and dot-matrix printer net sales increased, while MD-TFD LCD and STN LCD net sales declined. As a result, net sales were ¥397,698 million ($3,445,361 thousand), down 1.4% compared to the same period last year, while operating income was ¥16,702 million ($144,694 thousand), down 1.4% compared to the same period last year.

Second-Quarter Operating Performance

Second-quarter net sales were ¥337,676 million ($2,925,375 thousand), down 5.0% compared to the same

quarter last year. Although net sales benefited from a weaker yen and higher unit shipments in the inkjet printer business and higher unit shipments in the amorphous-silicon TFT LCD business, the effects of a decline in unit shipments and price erosion in the MD-TFD LCD, color STN LCD and semiconductor businesses contributed to the overall decline. Compared to the same period last year, operating income was down 24.0% to ¥10,599 million ($91,822 thousand), income before income taxes and minority interest was down 7.3% to ¥9,862 million ($85,437 thousand), and quarterly net income was down 67.7% to ¥1,970 million ($17,067 thousand). Although income benefited from higher net sales and lower fixed costs in amorphous-silicon TFT LCDs, total income declined primarily due to eroding prices and increased spending in inkjet printers and eroding prices in semiconductors and color STN LCDs.

2. Liquidity and Financial Position

Financial Condition

Total assets as of September 30, 2007 stood at ¥1,261,290 million ($10,926,882 thousand), a decrease of ¥23,122 million ($200,312 thousand) from last fiscal year end. This was primarily due to an decrease of current assets such as cash and deposits by ¥8,184 million ($70,900 thousand), and property, plant and equipment such as buildings and structures and machinery and equipment by ¥10,590 million ($91,744 thousand).

Total liabilities stood at ¥765,305 million ($ 6,630,035 thousand), a decrease of ¥24,772 million ($214,606 thousand) from last fiscal year end. Current labilities decreased ¥36,206 million ($313,662 thousand) while long-term liabilities increased ¥11,434 million ($99,056 thousand). The decline in current liabilities primarily resulted from decreases in short-term borrowings (including the current portion of long-term debt) and other factors. The increase in long-term liabilities primarily resulted from a new issuance of corporate bonds by ¥20,000 million ($173,265 thousand).

Cash Flow Performance

Cash flows from operating activities during the first half included net income of ¥3,257 million ($28,216 thousand). For adjustments to reconcile net income to net cash provided by operating activities, depreciation and amortization, principally in the electronic devices and information-related equipment segments, was ¥37,968 million ($328,927 thousand). As for changes to assets and liabilities, notes and accounts receivable, trade increased by ¥7,432 million ($64,385 thousand), while inventories increased ¥15,832 million ($137,157 thousand). Notes and accounts payable, trade increased by ¥23,812 million ($206,290 thousand). Income taxes paid were ¥4,662 million ($40,388 thousand). As a result, net cash provided by operating activities was ¥29,201 million ($252,976 thousand).

Included in cash outflows from investing activities was a total payment of ¥40,821 million ($353,642 thousand) including payments for capital expenditures, principally in the electronic devices and information-related equipment segments, and payments for amounts that came due during this period for tangible and intangible fixed assets acquired at the end of the previous period. There were proceeds of ¥5,000 million ($43,316 thousand) from redemption of investment securities. In total, cash outflows from investing activities amounted to ¥33,865 million ($293,381 thousand).

Cash outflows from financing activities were ¥33,715 million ($292,082 thousand). There were proceeds of ¥20,000 million ($173,265 thousand) from a new issuance of corporate bonds, despite repayments of long-term debt and payments of cash dividends.

As a result, cash and cash equivalents as of September 30, 2007 was ¥296,724 million ($2,570,597 thousand).

Trends in cash flow indices are as follows:

	Year ended March 31				Six months ended September 30, 2007
	2004	2005	2006	2007	
Shareholders' equity ratio (%)	34.3	36.4	35.8	36.6	37.3
Market-value based equity ratio (%)	68.4	60.2	48.2	53.0	44.3
Debt redemption years (Years)	2.5	2.4	3.7	2.5	6.4
Interest coverage ratio (Times)	27.6	27.8	17.6	25.0	9.4

*Shareholders' equity ratio = Shareholders' equity / Total assets
(Shareholders' equity is equity excluding minority interest in subsidiaries.)
*Market-value based equity ratio = Total market value of shares/Total assets
*Debt redemption years = Interest-bearing debt / Cash flows from operating activities
(For interim period, cash flows from operating activities are doubled for conversion to annual amount)
*Interest coverage ratio = Cash flows from operating activities / Interest paid

Notes
I. Each index is calculated based upon consolidated financial figures.
II. Market values are calculated based upon the number of shares issued, excluding treasury stock

3. Basic Policy on Profit Allocation

Epson strives for the ongoing enhancement of management efficiency and profitability. These efforts are resulting in the improved cash flows required to fulfill Epson's basic policy of consistently providing a stable payment of dividends. Epson is thus committed to returning profits to shareholders, following a comprehensive analysis of the Company's funding needs in light of future business strategies, as well as its performance and financial outlook.

Epson intends to allocate an internal reserve to capital investment to strengthen its corporate structure, and to invest in research and development for new technologies to strengthen the Company's future management structure.

Epson has decided on an interim dividend allocation of ¥16 ($0.14) per share, based on the policy above. Dividend allocation for the year end is also planned at ¥16 ($0.14) per share.

4. Fiscal 2007 forecast

The full year outlook has not been revised since the outlook was updated on October 29, 2007, as no appreciable changes in the operating environment have been observed. The figures in the forecast are based on assumed full-year exchange rates of ¥117 to the U.S. dollar and ¥161 to the euro.

Consolidated Full-Year Results Outlook

	FY2006	**FY2007**	Change	
Net sales	¥1,416.0 billion	**¥1,379.0 billion**	-¥37.0 billion	(-2.6%)
Operating income	¥50.3 billion	**¥56.0 billion**	+¥5.7 billion	(+11.2%)
Income before income taxes and minority interest	¥3.5 billion	**¥53.0 billion**	+¥49.5 billion	(-%)
Net income (loss)	(¥7.1 billion)	**¥23.0 billion**	+¥30.1 billion	(-%)

Cautionary Statement
This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Overview of the Business Group

This section has been omitted as there have been no changes to the version issued at the end of the previous fiscal year.

Management Policies

1. Basic Management Policy

This section has been omitted as Epson has not made any significant changes to its Basic Management Policy outlined in the "Consolidated results for year ended March 31, 2007". Please refer to the following for details:
http://www.epson.co.jp/e/IR/pdf/results_2006_full_e.pdf

2. Medium- to Long-Term Management Strategy and Issues

In 2003, Epson charted its future course with a medium- to long-term corporate vision, SE07. SE07 outlines the Company's plans for achieving steady growth into the future and for fully capitalizing on its core competencies as a leading name in imaging solutions. Targeting the convergence of imaging domains is at the heart of the corporate vision. In line with this vision, Epson is concentrating its management resources in business domains where it can leverage its strengths; namely, the so-called "3i" imaging fields: imaging on paper (i1), imaging on screen (i2), and imaging on glass (i3). Epson seeks to further expand each domain by leveraging teamwork and synergies between its finished product and electronic device businesses, while at the same time creating new markets and businesses by emphasizing teamwork and convergence in the "3i" fields.

However, Epson is operating in an extremely difficult business environment. The Company is faced with intensifying price competition and shrinking product cycle times. These are largely a result of two factors. One is the escalating competition brought about by advances in digital technology that have lowered barriers to market entry. The other is product and technology maturation, which is making differentiation increasingly difficult.

Under these difficult market conditions, Epson established, in March 2006, a new mid-range business plan called "Creativity and Challenge 1000" and began driving a variety of actions designed to improve the profitability of its businesses. As part of the measures implemented in its core inkjet printer business, Epson has, in the current fiscal year, made efforts to boost printer sales as it seeks to achieve a balance between short-term profitability and medium-term growth. Going forward, Epson will seek to leverage the advantages of its core Micro Piezo inkjet technology, and will strengthen its efforts to establish this technology in the business and industrial markets as it looks to create a profit-generating business for the future.

The display business has been slow to recover, largely because the business landscape assumed by the mid-range business plan has undergone unforeseen upheaval. In response to this situation, Epson in March 2007 reassessed the direction of this business and took a loss on impairment of fixed assets in the fiscal year ended March 31, 2007. These measures have put Epson in a financial position to pursue its business strategies. As a result, the Company will allocate its resources to amorphous-silicon TFT LCDs and LTPS TFT LCDs in the current fiscal year, and improve its product lineup by concentrating on its distinctive technologies. However, results this year have not recovered according to plan due to delays in realigning the display business product portfolio, and the Company will implement further measures going forward.

In the current fiscal year, Epson will strive to further improve profitability but expects net income to

decline from the prior year, primarily in the display business. Fiscal 2007, the second year in Epson's mid-range business plan, is a period for accelerating the actions outlined in the plan. These actions are designed to leverage the company's core technologies to create "real customer value" and to achieve growth in income-generating net sales revenue in and beyond fiscal 2008. Individual action plans and strategies will be developed on the basis of the Epson Group's mid-range management policies outlined below.

Epson Group Mid-Range Business Policies

- Redefine & reinforce the business and product portfolio

  Reinforce and maintain No. 1 product families and further enhance capabilities in research, technology and product development to drive solid growth in the future.

- Streamline costs

  Rebuild all businesses and operations around cost, driving home efficiency of all costs.

- Reform the corporate culture

  Everyone must go back to the fundamentals of Epson found in the spirit of "Creativity and challenge," "S&A (Start together and achieve together)" and "One Epson" to radically boost earnings potential and ensure solid future growth.

- Reform the governance system

  During the previous fiscal year Epson introduced a corporate executive officer system, reduced the number of directors, and shortened the terms of directors. Moving forward, the Company will strive for greater separation between the corporate management and oversight function and the operations function. Moreover, Epson will seek to increase transparency and energy at all levels of management.

- Reorganize the device businesses

  Results this year have not recovered according to plan due to delays in realigning the display business product portfolio, and the Company will implement further measures going forward.

Consolidated Balance Sheets

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
	2006	**2007**	2007	**2007**
ASSETS				
Current assets:				
Cash and cash equivalents	¥269,078	**¥296,724**	¥334,873	**$2,570,597**
Time deposits	2,680	**1,415**	2,222	**12,259**
Notes and accounts receivable, trade	256,465	**227,979**	218,988	**1,975,041**
Inventories	214,438	**194,830**	178,623	**1,687,863**
Other current assets	83,590	**87,947**	82,226	**761,907**
Allowance for doubtful accounts	(4,127)	**(3,805)**	(3,658)	**(32,964)**
Total current assets	822,124	**805,090**	813,274	**6,974,703**
Property, plant and equipment:				
Buildings and structures	454,284	**442,611**	443,713	**3,834,454**
Machinery and equipment	578,806	**565,300**	560,587	**4,897,340**
Furniture and fixtures	213,415	**208,519**	207,930	**1,806,454**
Land	67,977	**63,321**	63,384	**548,566**
Other	5,511	**8,061**	6,026	**69,835**
	1,319,993	**1,287,812**	1,281,640	**11,156,649**
Accumulated depreciation	(902,303)	**(919,370)**	(902,608)	**(7,964,740)**
	417,690	**368,442**	379,032	**3,191,909**
Investments and other assets:				
Investment securities	47,947	**46,203**	48,182	**400,268**
Intangible assets	23,454	**23,546**	24,895	**203,985**
Other assets	14,100	**18,284**	19,376	**158,399**
Allowance for doubtful accounts	(472)	**(275)**	(347)	**(2,382)**
	85,029	**87,758**	92,106	**760,270**
Total assets	¥1,324,843	**¥1,261,290**	¥1,284,412	**$10,926,882**

The accompanying notes are an integral part of these financial statements.

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
	2006	**2007**	2007	**2007**
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term borrowings	¥90,547	**¥33,471**	¥37,498	**$289,968**
Current portion of long-term debt	129,425	**59,378**	96,364	**514,407**
Notes and accounts payable, trade	151,491	**145,539**	118,815	**1,260,842**
Accounts payable, other	91,178	**86,930**	107,969	**753,097**
Income taxes payable	13,232	**10,435**	7,578	**90,401**
Accrued bonuses	17,097	**19,481**	16,950	**168,769**
Accrued warranty costs	15,955	**11,919**	12,726	**103,257**
Accrued litigation and related expenses	6,181	**5,050**	4,816	**43,750**
Other current liabilities	65,519	**67,716**	73,409	**586,641**
Total current liabilities	580,625	**439,919**	476,125	**3,811,132**
Long-term liabilities:				
Long-term debt	199,305	**281,070**	270,046	**2,434,982**
Accrued pension and severance costs	28,018	**19,083**	25,556	**165,321**
Accrued recycle costs	617	**822**	738	**7,121**
Accrued warranty costs	-	**1,392**	1,496	**12,059**
Accrued litigation and related expenses	2,063	**-**	826	**-**
Other long-term liabilities	11,870	**23,019**	15,290	**199,420**
Total long-term liabilities	241,873	**325,386**	313,952	**2,818,903**
Equity:				
Common stock				
Authorized - 607,458,368 shares,				
Issued - 196,364,592 shares	53,204	**53,204**	53,204	**460,920**
Additional paid-in capital	79,501	**79,501**	79,501	**688,738**
Retained earnings	324,595	**314,025**	313,946	**2,720,480**
Treasury stock, at cost				
September 30, 2006 - 1,422 shares				
September 30, 2007 - 1,747 shares				
March 31, 2007 - 1,595 shares	(5)	**(6)**	(6)	**(52)**
Net unrealized gains on other securities	9,658	**11,501**	9,821	**99,636**
Net unrealized gains (losses) on derivative instruments	(259)	**119**	(35)	**1,031**
Translation adjustments	8,714	**12,553**	13,886	**108,750**
Minority interest in subsidiaries	26,937	**25,088**	24,018	**217,344**
Total equity	502,345	**495,985**	494,335	**4,296,847**
Contingent liabilities				
Total liabilities and equity	¥1,324,843	**¥1,261,290**	¥1,284,412	**$10,926,882**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2006	**2007**	2007	**2007**
Net sales	¥677,390	**¥656,268**	¥1,416,032	**$5,685,420**
Cost of sales	515,848	**487,816**	1,059,259	**4,226,077**
Gross profit	161,542	**168,452**	356,773	**1,459,343**
Selling, general and administrative expenses:				
Salaries and wages	39,118	**41,354**	79,582	**358,260**
Advertising	9,032	**10,560**	26,215	**91,484**
Sales promotion	10,577	**11,266**	27,476	**97,600**
Research and development costs	20,361	**20,396**	43,054	**176,696**
Shipping costs	9,543	**9,740**	20,607	**84,380**
Provision for doubtful accounts	521	**280**	409	**2,426**
Other	51,430	**52,592**	109,087	**455,618**
	140,582	**146,188**	306,430	**1,266,464**
Operating income	20,960	**22,264**	50,343	**192,879**
Other income:				
Interest and dividend income	2,756	**7,583**	5,998	**65,693**
Rental income	782	**603**	1,620	**5,224**
Other	4,469	**2,777**	11,313	**24,058**
	8,007	**10,963**	18,931	**94,975**
Other expenses:				
Interest expenses	3,174	**3,253**	6,631	**28,182**
Net loss on foreign exchange	3,788	**2,363**	7,191	**20,471**
Loss on disposal of fixed assets	2,176	**871**	4,451	**7,546**
Impairment losses	345	**2,612**	866	**22,628**
Reorganization costs	1,970	**-**	41,165	**-**
Other	1,296	**1,961**	5,494	**16,989**
	12,749	**11,060**	65,798	**95,816**
Income before income taxes and minority interest	16,218	**22,167**	3,476	**192,038**
Income taxes:				
Current	8,334	**9,328**	10,784	**80,810**
Deferred	12,184	**7,953**	6,837	**68,899**
	20,518	**17,281**	17,621	**149,709**
Income (loss) before minority interest	(4,300)	**4,886**	(14,145)	**42,329**
Minority interest in subsidiaries	(4,713)	**1,629**	(7,051)	**14,113**
Net income (loss)	¥413	**¥3,257**	¥(7,094)	**$28,216**
	Yen			U.S. dollars
Per share:				
Net income (loss)	¥2.10	**¥16.59**	¥(36.13)	**$0.14**
Cash dividends	¥16.00	**¥16.00**	¥32.00	**$0.14**

The accompanying notes are an integral part of these financial statements.

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2006	2007	2007
Net sales	¥355,354	¥337,676	$2,925,375
Cost of sales	268,923	251,061	2,175,007
Gross profit	86,431	86,615	750,368
Selling, general and administrative expenses	72,485	76,016	658,546
Operating income	13,946	10,599	91,822
Other income:			
Interest and dividend income	1,277	5,389	46,686
Rental income	431	311	2,694
Other	2,900	1,332	11,540
	4,608	7,032	60,920
Other expenses:			
Interest expenses	1,605	1,672	14,485
Net loss on foreign exchange	1,419	2,144	18,574
Loss on disposal of fixed assets	1,799	449	3,890
Impairment losses	272	2,190	18,973
Reorganization costs	1,970	-	-
Other	853	1,314	11,383
	7,918	7,769	67,305
Income before income taxes and minority interest	10,636	9,862	85,437
Income taxes	6,724	6,585	57,047
Income before minority interest	3,912	3,277	28,390
Minority interest in subsidiaries	(2,180)	1,307	11,323
Net income	¥6,092	¥1,970	$17,067

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity

Six months ended September 30:

	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Net unrealized gains on other securities	Net unrealized gains (losses) on derivative instruments	Translation adjustments	Minority interest in subsidiaries	Total equity
	Millions of yen									
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥(5)	¥10,567	¥-	¥3,929	¥-	¥474,520
Reclassified balance at March 31, 2006	-	-	-	-	-	-	-	-	31,705	31,705
Net income for the six months ended September 30, 2006	-	-	-	413	-	-	-	-	-	413
Cash dividends	-	-	-	(3,142)	-	-	-	-	-	(3,142)
Changes in treasury stock	-	-	-	-	(0)	-	-	-	-	(0)
Other, net	-	-	-	-	-	(909)	(259)	4,785	(4,768)	(1,151)
Balance at September 30, 2006	196,364,592	¥53,204	¥79,501	¥324,595	¥(5)	¥9,658	¥(259)	¥8,714	¥26,937	¥502,345
Balance at March 31, 2007	196,364,592	¥53,204	¥79,501	¥313,946	¥(6)	¥9,821	¥(35)	¥13,886	¥24,018	¥494,335
Net income for the six months ended September 30, 2007	-	-	-	3,257	-	-	-	-	-	3,257
Cash dividends	-	-	-	(3,142)	-	-	-	-	-	(3,142)
Decrease due to unification of accounting policies applied to foreign subsidiaries	-	-	-	(36)	-	-	-	-	-	(36)
Changes in treasury stock	-	-	-	-	(0)	-	-	-	-	(0)
Other, net	-	-	-	-	-	1,680	154	(1,333)	1,070	1,571
Balance at September 30, 2007	196,364,592	¥53,204	¥79,501	¥314,025	¥(6)	¥11,501	¥119	¥12,553	¥25,088	¥495,985

	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Minority interest in subsidiaries	Total equity
	Millions of yen									
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥(5)	¥10,567	¥-	¥3,929	¥-	¥474,520
Reclassified balance at March 31, 2006	-	-	-	-	-	-	-	-	31,705	31,705
Net loss	-	-	-	(7,094)	-	-	-	-	-	(7,094)
Cash dividends	-	-	-	(6,284)	-	-	-	-	-	(6,284)
Changes in treasury stock	-	-	-	-	(1)	-	-	-	-	(1)
Other, net	-	-	-	-	-	(746)	(35)	9,957	(7,687)	1,489
Balance at March 31, 2007	196,364,592	¥53,204	¥79,501	¥313,946	¥(6)	¥9,821	¥(35)	¥13,886	¥24,018	¥494,335

The accompanying notes are an integral part of these financial statements.

	Thousands of U.S. dollars								
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Net unrealized gains on other securities	Net unrealized gains on derivative instruments	Translation adjustments	Minority interest in subsidiaries	Total equity
Balance at March 31, 2007	$460,920	$688,738	$2,719,796	$(52)	$85,082	$(303)	$120,297	$208,074	$4,282,552
Net income for the six months ended September 30, 2007	-	-	28,216	-	-	-	-	-	28,216
Cash dividends	-	-	(27,220)	-	-	-	-	-	(27,220)
Decrease due to unification of accounting policies applied to foreign subsidiaries	-	-	(312)	-	-	-	-	-	(312)
Changes in treasury stock	-	-	-	(0)	-	-	-	-	(0)
Other, net	-	-	-	-	14,554	1,334	(11,547)	9,270	13,611
Balance at September 30, 2007	$460,920	$688,738	$2,720,480	$(52)	$99,636	$1,031	$108,750	$217,344	$4,296,847

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2006	**2007**	2007	**2007**
Cash flows from operating activities:				
Net income (loss)	¥413	**¥3,257**	¥(7,094)	**$28,216**
Adjustments to reconcile net income (loss) to net cash provided by operating activities -				
Depreciation and amortization	42,948	**37,968**	88,830	**328,927**
Impairment losses	524	**2,612**	1,146	**22,628**
Reorganization costs	1,937	**-**	41,068	**-**
Accrual for net pension and severance costs, less payments	(2,527)	**(6,574)**	(5,102)	**(56,952)**
Net loss on sales and disposal of fixed assets	1,896	**857**	3,363	**7,424**
Equity in net gains under the equity method	(110)	**(58)**	(138)	**(502)**
Deferred income taxes	12,184	**7,953**	6,837	**68,899**
Increase (decrease) in allowance for doubtful accounts	343	**70**	(355)	**606**
(Increase) decrease in notes and accounts receivable, trade	(9,879)	**(7,432)**	29,897	**(64,385)**
(Increase) decrease in inventories	(18,316)	**(15,832)**	21,281	**(137,157)**
Increase (decrease) in notes and accounts payable, trade	22,693	**23,812**	(10,864)	**206,290**
Increase (decrease) in accrued income taxes	(401)	**4,666**	(2,990)	**40,423**
Other	(2,067)	**(22,098)**	(5,650)	**(191,441)**
Net cash provided by operating activities	49,638	**29,201**	160,229	**252,976**
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	2,000	**-**	2,000	**-**
Proceeds from redemption of investment securities	-	**5,000**	52	**43,316**
Payments for purchases of property, plant and equipment	(40,115)	**(37,784)**	(67,803)	**(327,332)**
Proceeds from sales of property, plant and equipment	643	**421**	7,317	**3,647**
Payments for purchases of intangible assets	(5,687)	**(3,037)**	(11,513)	**(26,310)**
Payments of long-term prepaid expenses	(728)	**(121)**	(945)	**(1,048)**
Payments for acquisition of additional stock of an affiliate	(3,306)	**-**	(3,306)	**-**
Other	(367)	**1,656**	(2,221)	**14,346**
Net cash used in investing activities	(47,560)	**(33,865)**	(76,419)	**(293,381)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	40,805	**(3,963)**	(12,657)	**(34,333)**
Proceeds from long-term debt	-	**40,500**	120,880	**350,862**
Repayments of long-term debt	(50,572)	**(66,463)**	(131,119)	**(575,786)**
Cash dividends	(3,142)	**(3,142)**	(6,284)	**(27,220)**
Other	(588)	**(647)**	(970)	**(5,605)**
Net cash used in financing activities	(13,497)	**(33,715)**	(30,150)	**(292,082)**
Effect of exchange rate fluctuations on cash and cash equivalents	383	**230**	1,099	**1,992**
Net increase (decrease) in cash and cash equivalents	(11,036)	**(38,149)**	54,759	**(330,495)**
Cash and cash equivalents at the beginning of the period	280,114	**334,873**	280,114	**2,901,092**
Cash and cash equivalents at the end of the period	¥269,078	**¥296,724**	¥334,873	**$2,570,597**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥2,804	**¥4,034**	¥5,983	**$34,948**
Interest paid	¥(3,126)	**¥(3,096)**	¥(6,417)	**$(26,821)**
Income taxes paid	¥(8,735)	**¥(4,662)**	¥(13,774)	**$(40,388)**

The accompanying notes are an integral part of these financial statements.

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2006	2007	2007
Cash flows from operating activities:			
Net income	¥6,092	¥1,970	$17,067
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	22,045	19,309	167,279
Impairment losses	309	2,190	18,973
Reorganization costs	1,937	-	-
Accrual for net pension and severance costs, less payments	(218)	(1,680)	(14,554)
Net loss on sales and disposal of fixed assets	1,547	420	3,638
Equity in net gains under the equity method	(81)	(44)	(381)
Increase in allowance for doubtful accounts	420	120	1,039
(Increase) decrease in notes and accounts receivable, trade	(30,000)	675	5,848
Increase in inventories	(11,026)	(10,293)	(89,171)
Increase in notes and accounts payable, trade	33,882	15,815	137,009
Decrease in accrued income taxes	(8,099)	(3,386)	(29,334)
Other	17,246	2,843	24,630
Net cash provided by operating activities	34,054	27,939	242,043
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	(15,147)	(20,803)	(180,222)
Proceeds from sales of property, plant and equipment	459	68	589
Payments for purchases of intangible assets	(2,539)	(1,625)	(14,078)
Payments of long-term prepaid expenses	(298)	(9)	(78)
Payments for acquisition of additional stock of an affiliate	(3,306)	-	-
Other	9,248	268	2,322
Net cash used in investing activities	(11,583)	(22,101)	(191,467)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	46,035	(1,241)	(10,751)
Proceeds from long-term debt	-	19,500	168,934
Repayments of long-term debt	(49,820)	(53,783)	(465,936)
Other	(312)	(140)	(1,213)
Net cash used in financing activities	(4,097)	(35,664)	(308,966)
Effect of exchange rate fluctuations on cash and cash equivalents	1,455	(4,366)	(37,824)
Net increase (decrease) in cash and cash equivalents	19,829	(34,192)	(296,214)
Cash and cash equivalents at the beginning of the period	249,249	330,916	2,866,811
Cash and cash equivalents at the end of the period	¥269,078	¥296,724	$2,570,597
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥1,311	¥1,835	$15,897
Interest paid	¥(1,854)	¥(1,789)	$(15,499)
Income taxes paid	¥(2,718)	¥(2,058)	$(17,829)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

With the exception of the sections listed below, the "Basis of presenting consolidated financial statements" and "Summary of significant accounting policies" have been omitted as there were no significant changes to the versions printed in the Seiko Epson Annual Report 2007.

Moreover, some notes such as "Investments in debt and equity securities" and "Derivative instruments" have not been disclosed herein since they are insignificant to the consolidated results.

1. Number of group companies

As of September 30, 2007, the Company had 104 consolidated subsidiaries. It has applied the equity method in respect to 2 unconsolidated subsidiaries and to 6 affiliates.

2. Changes in significant accounting policies

(1) Unification of Accounting Policies Applied to Foreign Subsidiaries

On May 17, 2006, the Accounting Standards Board of Japan issued Practical Issues Task Force No. 18 - "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements". Effective as of April 1, 2007, Epson has elected to early adopt the new accounting standards.

For the presentation of consolidated financial statements, the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should be unified, in principle. However, prior to April 1, 2007, the accounting policies applied to a parent company and those of foreign subsidiaries were tentatively not required to be uniform. This rule applied unless the accounting policies of foreign subsidiaries were acknowledged as unreasonable. Under the new accounting standards, financial statements prepared by foreign subsidiaries in accordance with International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process. In addition, some items should be adjusted in the consolidation process so that net income is accurately accounted for, unless they are not material.

The adoption of the new accounting standards did not have a material effect on Epson's results of operations and financial position for the six months ended September 30, 2007.

(2) Change in depreciation method for property, plant and equipment

Prior to April 1, 2007, depreciation of property, plant and equipment (excluding buildings acquired on or after April 1, 1998) for the Company and its Japanese subsidiaries was mainly computed based on the

declining-balance method, assuming the residual value is 10 % of the acquisition cost.

Accompanying FY2007 Japanese tax reforms, effective as of April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1. According to this change, property, plant and equipment are to be depreciated to ¥1 ($0.01) (memorandum price) at the end of their useful life. As a result of adopting the new method, operating income and income before income taxes and minority interest for the six months ended September 30, 2007 decreased by ¥665 million ($5,761 thousand), as compared with the amount which would have been reported if the previous method had been applied consistently.

Furthermore, accompanying FY2007 Japanese tax reforms, property, plant and equipment that were acquired before April 1, 2007, and that have been depreciated to the final depreciable limit (5% of acquisition costs), are to be depreciated to ¥1 ($0.01) over five years commencing at the start of the following fiscal year using the straight-line method. As a result of the additional depreciation, operating income and income before income taxes and minority interest for the six months ended September 30, 2007 decreased by ¥1,231 million ($10,664 thousand), as compared with the amount which would have been reported if the previous method had been applied consistently.

3. Credit agreements

As at September 30, 2007, the Company had line-of-credit agreements with twenty eight financial institutions for an aggregate maximum amount of ¥80,000 million ($693,061 thousand). As at September 30, 2007, there were unused credit lines of ¥50,000 million ($433,163 thousand) outstanding and available.

4. Goodwill

Epson had goodwill and negative goodwill as at September 30, 2007. Goodwill and negative goodwill are amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill was recorded in other long-term liabilities account after being offset against goodwill. The amounts of goodwill and negative goodwill before offsetting as at September 30, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
Goodwill	¥183	$1,585
Negative goodwill	3,961	34,315

5. Cash dividends

The amount of year-end cash dividends per share, which the Company paid to the shareholders of record at last fiscal year-end during the six months ended September 30, 2007, was as follows:

Cash dividends per share	Yen	U.S. dollars
Year-end	¥16.00	$0.14

The effective date of the distribution for year-end cash dividends, which was paid during the six months ended September 30, 2007, was June 27, 2007.

On October 31, 2007, the board of directors declared interim cash dividends by resolution to the shareholders of record as at September 30, 2007. The amounts of the interim cash dividends, which will be paid to shareholders, are as follows:

	Millions of yen	Thousands of U.S. dollars
Interim cash dividends	¥3,142	$27,220
	Yen	U.S. dollars
Cash dividend per share	¥16.00	$0.14

The effective date of the distribution for the interim cash dividends is December 5, 2007.

6. Net income per share

Calculation of net income per share for the six months ended September 30, 2007 was as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥3,257	$28,216
	Thousands of shares	
Weighted-average number of common shares outstanding	196,363	
	Yen	U.S. dollars
Net income per share	¥16.59	$0.14

Diluted net income per share was not calculated herein since Epson had no potential common shares, which have dilutive effect issuable upon conversion of convertible bonds, outstanding for the six months ended September 30, 2007.

7. Impairment losses

Epson's business assets generally are grouped by business segment under the Company's management accounting system, and their cash flows are continuously monitored. Assets planned to be sold and idle assets are separately assessed for impairment on the individual asset level. Impairment tests were performed for both types of assets.

For the six months ended September 30, 2007, Epson impaired both production equipment planned for consolidation and idle assets. The carrying value of these assets was reduced to its recoverable amount. A reduction in value of ¥2,612 million ($22,628 thousand) was recognized in impairment losses account. The reduction mainly comprised machinery and equipment.

The recoverable amounts are determined using their net selling prices, which were assessed on the basis of reasonable estimates.

8. Cash flow information

Cash and cash equivalents at September 30, 2007 comprised the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥144,469	$1,251,572
Short-term investments	144,468	1,251,564
Short-term loans receivables	10,000	86,633
Subtotal	298,937	2,589,769
Less:		
Short-term borrowings (overdrafts)	(798)	(6,913)
Time deposits due over three months	(1,415)	(12,259)
Cash and cash equivalents	¥296,724	$2,570,597

The Company obtained marketable securities, the fair value of which was ¥9,963 million ($86,312 thousand) at September 30, 2007, as deposit for the short-term loans receivables above.

9. Leases

Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the six months ended September 30, 2007 amounted to ¥5,235 million ($45,352 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at September 30, 2007 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Buildings and structures	¥1,785	$15,464
Machinery and equipment	38,895	336,958
Furniture and fixtures	2,030	17,586
Intangible assets	137	1,187
	42,847	371,195
Less:		
Accumulated depreciation	(25,757)	(223,140)
Accumulated impairment loss	(8,442)	(73,135)
	(34,199)	(296,275)
Net book value	¥8,648	$74,920

Depreciation expenses for these leased assets for the six months ended September 30, 2007 would have been ¥4,720 million ($40,891 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the six months ended September 30, 2007 would have been ¥297 million ($2,573 thousand).

Future lease payments for capital leases at September 30, 2007 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥7,500	$64,974
Due after one year	7,577	65,642
Total	¥15,077	$130,616

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥6,539 million ($56,649 thousand) as of September 30, 2007. Lease payments for impaired capital lease assets in the six months ended September 30, 2007 were ¥2,428 million ($21,034 thousand).

Future lease payments for non-cancelable operating leases as a lessee at September 30, 2007 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥5,177	$44,850
Due after one year	7,925	68,656
Total	¥13,102	$113,506

10. Contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at September 30, 2007 were ¥2,225 million ($19,276 thousand). Furthermore, the amount of discounted notes at September 30, 2007 was ¥11 million ($95 thousand).

11. Segment information

(1) Business segment information

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment mainly includes color inkjet printers, laser printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, LCD monitors, label writers and personal computers.

Electronic devices segment mainly includes small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, crystal units, crystal oscillators, optical devices and CMOS LSI.

Precision products segment mainly includes watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007:

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2006	**2007**	2007	**2007**
Information-related equipment:				
Net sales:				
Customers	¥416,818	**¥426,998**	¥913,476	**$3,699,194**
Inter-segment	1,175	**1,173**	2,854	**10,162**
Total	417,993	**428,171**	916,330	**3,709,356**
Operating expenses	385,684	**393,430**	832,094	**3,408,386**
Operating income	¥32,309	**¥34,741**	¥84,236	**$300,970**
Electronic devices:				
Net sales:				
Customers	¥212,917	**¥183,735**	¥411,269	**$1,591,744**
Inter-segment	18,156	**18,519**	33,434	**160,435**
Total	231,073	**202,254**	444,703	**1,752,179**
Operating expenses	239,407	**211,708**	470,758	**1,834,081**
Operating loss	¥(8,334)	**¥(9,454)**	¥(26,055)	**$(81,902)**
Precision products:				
Net sales:				
Customers	¥45,549	**¥43,399**	¥86,903	**$375,977**
Inter-segment	517	**484**	841	**4,193**
Total	46,066	**43,883**	87,744	**380,170**
Operating expenses	43,279	**41,786**	84,168	**362,003**
Operating income	¥2,787	**¥2,097**	¥3,576	**$18,167**
Other:				
Net sales:				
Customers	¥2,106	**¥2,136**	¥4,384	**$18,505**
Inter-segment	13,329	**11,304**	25,926	**97,929**
Total	15,435	**13,440**	30,310	**116,434**
Operating expenses	21,674	**18,802**	42,466	**162,886**
Operating loss	¥(6,239)	**¥(5,362)**	¥(12,156)	**$(46,452)**
Eliminations and corporate:				
Net sales	¥(33,177)	**¥(31,480)**	¥(63,055)	**$(272,719)**
Operating expenses	(33,614)	**(31,722)**	(63,797)	**(274,815)**
Operating income	¥437	**¥242**	¥742	**$2,096**
Consolidated:				
Net sales	¥677,390	**¥656,268**	¥1,416,032	**$5,685,420**
Operating expenses	656,430	**634,004**	1,365,689	**5,492,541**
Operating income	¥20,960	**¥22,264**	¥50,343	**$192,879**

As described in Note 2 (2), accompanying FY2007 Japanese tax reforms, effective as of April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1. According to this change, property, plant and equipment are to be depreciated to ¥1 ($0.01) (memorandum price) at the end

of their useful life. As a result of adopting the new method, for the six months ended September 30, 2007, operating income of information-related equipment segment, electronic devices segment and precision products segment and other decreased by ¥146 million ($1,265 thousand), ¥406 million ($3,517 thousand), ¥45 million ($390 thousand) and ¥68 million ($589 thousand), respectively, as compared with the amount which would have been reported if the previous method had been applied consistently.

The table below summarizes the business segment information of Epson for the three months ended September 30, 2006 and 2007:

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2006	2007	2007
Information-related equipment:			
Net sales:			
Customers	¥216,757	¥217,560	$1,884,779
Inter-segment	506	550	4,764
Total	217,263	218,110	1,889,543
Operating expenses	199,077	202,647	1,755,583
Operating income	¥18,186	¥15,463	$133,960
Electronic devices:			
Net sales:			
Customers	¥111,499	¥94,554	$819,146
Inter-segment	10,380	9,946	86,165
Total	121,879	104,500	905,311
Operating expenses	124,816	108,656	941,315
Operating loss	¥(2,937)	¥(4,156)	$(36,004)
Precision products:			
Net sales:			
Customers	¥25,879	¥24,402	$211,401
Inter-segment	171	311	2,694
Total	26,050	24,713	214,095
Operating expenses	24,598	22,680	196,483
Operating income	¥1,452	¥2,033	$17,612
Other:			
Net sales:			
Customers	¥1,219	¥1,160	$10,049
Inter-segment	6,193	5,371	46,531
Total	7,412	6,531	56,580
Operating expenses	10,384	9,296	80,534
Operating loss	¥(2,972)	¥(2,765)	$(23,954)
Eliminations and corporate:			
Net sales	¥(17,250)	¥(16,178)	$(140,154)
Operating expenses	(17,467)	(16,202)	(140,362)
Operating income	¥217	¥24	$208
Consolidated:			
Net sales	¥355,354	¥337,676	$2,925,375
Operating expenses	341,408	327,077	2,833,553
Operating income	¥13,946	¥10,599	$91,822

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007:

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2006	2007	2007	2007
Japan:				
Net sales:				
Customers	¥310,604	**¥287,616**	¥640,727	**$2,491,692**
Inter-segment	309,146	**311,430**	602,431	**2,697,999**
Total	619,750	**599,046**	1,243,158	**5,189,691**
Operating expenses	598,724	**588,228**	1,208,070	**5,095,972**
Operating income	¥21,026	**¥10,818**	¥35,088	**$93,719**
The Americas:				
Net sales:				
Customers	¥119,424	**¥122,729**	¥250,374	**$1,063,233**
Inter-segment	20,757	**19,522**	41,264	**169,124**
Total	140,181	**142,251**	291,638	**1,232,357**
Operating expenses	131,983	**136,467**	279,735	**1,182,249**
Operating income	¥8,198	**¥5,784**	¥11,903	**$50,108**
Europe:				
Net sales:				
Customers	¥127,384	**¥133,770**	¥289,286	**$1,158,884**
Inter-segment	6,180	**3,811**	10,098	**33,016**
Total	133,564	**137,581**	299,384	**1,191,900**
Operating expenses	135,861	**137,486**	299,792	**1,191,077**
Operating income (loss)	¥(2,297)	**¥95**	¥(408)	**$823**
Asia/Oceania:				
Net sales:				
Customers	¥119,978	**¥112,153**	¥235,645	**$971,611**
Inter-segment	283,494	**285,545**	551,842	**2,473,750**
Total	403,472	**397,698**	787,487	**3,445,361**
Operating expenses	386,538	**380,996**	766,293	**3,300,667**
Operating income	¥16,934	**¥16,702**	¥21,194	**$144,694**
Eliminations and corporate:				
Net sales	¥(619,577)	**¥(620,308)**	¥(1,205,635)	**$(5,373,889)**
Operating expenses	(596,676)	**(609,173)**	(1,188,201)	**(5,277,424)**
Operating loss	¥(22,901)	**¥(11,135)**	¥(17,434)	**$(96,465)**
Consolidated:				
Net sales	¥677,390	**¥656,268**	¥1,416,032	**$5,685,420**
Operating expenses	656,430	**634,004**	1,365,689	**5,492,541**
Operating income	¥20,960	**¥22,264**	¥50,343	**$192,879**

As described in Note 2 (2), accompanying FY2007 Japanese tax reforms, effective as of April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1. According to this change, property, plant and equipment are to be depreciated to ¥1 ($0.01) (memorandum price) at the end

of their useful life. As a result of adopting the new method, for the six months ended September 30, 2007, operating income of Japan decreased by ¥665 million ($5,761 thousand), as compared with the amount which would have been reported if the previous method had been applied consistently.

The table below summarizes the geographic segment information of Epson for the three months ended September 30, 2006 and 2007:

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2006	2007	2007
Japan:			
Net sales:			
Customers	¥163,521	¥149,499	$1,295,149
Inter-segment	153,339	161,128	1,395,893
Total	316,860	310,627	2,691,042
Operating expenses	314,758	310,743	2,692,047
Operating income (loss)	¥2,102	¥(116)	$(1,005)
The Americas:			
Net sales:			
Customers	¥63,208	¥62,767	$543,767
Inter-segment	10,290	9,304	80,603
Total	73,498	72,071	624,370
Operating expenses	68,822	69,458	601,733
Operating income	¥4,676	¥2,613	$22,637
Europe:			
Net sales:			
Customers	¥65,241	¥67,648	$586,052
Inter-segment	2,109	2,132	18,470
Total	67,350	69,780	604,522
Operating expenses	68,159	70,106	607,346
Operating loss	¥(809)	¥(326)	$(2,824)
Asia/Oceania:			
Net sales:			
Customers	¥63,384	¥57,762	$500,407
Inter-segment	159,718	154,441	1,337,963
Total	223,102	212,203	1,838,370
Operating expenses	212,722	201,049	1,741,740
Operating income	¥10,380	¥11,154	$96,630
Eliminations and corporate:			
Net sales	¥(325,456)	¥(327,005)	$(2,832,929)
Operating expenses	(323,053)	(324,279)	(2,809,313)
Operating loss	¥(2,403)	¥(2,726)	$(23,616)
Consolidated:			
Net sales	¥355,354	¥337,676	$2,925,375
Operating expenses	341,408	327,077	2,833,553
Operating income	¥13,946	¥10,599	$91,822

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2006	**2007**	2007	**2007**
Overseas sales:				
The Americas	¥128,013	**¥135,217**	¥270,484	**$1,171,420**
Europe	156,468	**162,380**	341,524	**1,406,740**
Asia/Oceania	181,727	**159,478**	352,388	**1,381,599**
Total	466,208	**457,075**	964,396	**3,959,759**
Consolidated net sales	¥677,390	**¥656,268**	¥1,416,032	**$5,685,420**
Percentage:				
The Americas	18.9%	**20.6%**	19.1%	
Europe	23.1	**24.7**	24.1	
Asia/Oceania	26.8	**24.3**	24.9	
Total	68.8%	**69.6%**	68.1%	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended September 30, 2006 and 2007:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2006	**2007**	**2007**
Overseas sales:			
The Americas	¥68,219	**¥69,345**	**$600,754**
Europe	82,673	**82,018**	**710,543**
Asia/Oceania	96,277	**83,696**	**725,080**
Total	247,169	**235,059**	**2,036,377**
Consolidated net sales	¥355,354	**¥337,676**	**$2,925,375**
Percentage:			
The Americas	19.2%	**20.5%**	
Europe	23.3	**24.3**	
Asia/Oceania	27.1	**24.8**	
Total	69.6%	**69.6%**	

October 31, 2007

Supplementary Information
Consolidated Half Year ended September 30, 2007

Supplementary Information

Consolidated Half Year ended September 30, 2007

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Information-related equipment	418.0	428.2	2.4	922.0	0.6
Printer	353.4	359.3	1.7	778.0	(0.5)
Visual instruments	52.2	54.2	3.8	113.0	6.1
Other	12.8	14.9	16.3	32.0	10.6
Intra-segment sales	(0.4)	(0.2)	-	(1.0)	-
Electronic devices	231.1	202.3	(12.5)	401.0	(9.8)
Display	141.8	116.0	(18.2)	227.0	(15.9)
Quartz device	49.4	50.1	1.3	105.0	7.2
Semiconductor	47.1	41.2	(12.6)	78.0	(14.4)
Other	1.9	2.4	25.9	3.0	3.7
Intra-segment sales	(9.1)	(7.4)	-	(12.0)	-
Precision products	46.1	43.9	(4.7)	85.0	(3.1)
Other	15.4	13.4	(12.9)	30.0	(1.0)
Inter-segment sales	(33.2)	(31.5)	-	(59.0)	-
Consolidated sales	677.4	656.3	(3.1)	1,379.0	(2.6)

2. Business segment information

(Unit: billion yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Information-related equipment					
Net sales:					
Customers	416.8	427.0	2.4	920.0	0.7
Inter-segment	1.2	1.2	(0.2)	2.0	(29.9)
Total	418.0	428.2	2.4	922.0	0.6
Operating expenses	385.7	393.5	2.0	838.0	0.7
Operating income	32.3	34.7	7.5	84.0	(0.3)
Electronic devices					
Net sales:					
Customers	212.9	183.7	(13.7)	368.0	(10.5)
Inter-segment	18.2	18.6	2.0	33.0	(1.3)
Total	231.1	202.3	(12.5)	401.0	(9.8)
Operating expenses	239.4	211.7	(11.6)	421.0	(10.6)
Operating loss	(8.3)	(9.4)	-	(20.0)	-
Precision products					
Net sales:					
Customers	45.6	43.4	(4.7)	84.0	(3.3)
Inter-segment	0.5	0.5	(6.3)	1.0	18.9
Total	46.1	43.9	(4.7)	85.0	(3.1)
Operating expenses	43.3	41.8	(3.4)	81.0	(3.8)
Operating income	2.8	2.1	(24.8)	4.0	11.9
Other					
Net sales:					
Customers	2.1	2.2	1.4	7.0	59.7
Inter-segment	13.3	11.2	(15.2)	23.0	(11.3)
Total	15.4	13.4	(12.9)	30.0	(1.0)
Operating expenses	21.6	18.8	(13.3)	42.0	(1.1)
Operating loss	(6.2)	(5.4)	-	(12.0)	-
Elimination and corporate					
Net sales	(33.2)	(31.5)	-	(59.0)	-
Operating expenses	(33.6)	(31.8)	-	(59.0)	-
Operating income	0.4	0.3	(44.7)	-	-
Consolidated					
Net sales	677.4	656.3	(3.1)	1,379.0	(2.6)
Operating expenses	656.4	634.0	(3.4)	1,323.0	(3.1)
Operating income	21.0	22.3	6.2	56.0	11.2

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Capital expenditure	32.6	30.6	(6.1)	84.0	14.9
Information-related equipment	14.6	11.6	(20.9)	32.0	22.4
Electronic devices	14.8	14.6	(1.4)	33.0	(6.5)
Precision products	1.9	1.3	(32.0)	5.0	(7.6)
Other	1.3	3.1	152.7	14.0	124.4
Depreciation and amortization	43.3	38.6	(10.9)	85.0	(5.1)

4. Research and development

(Unit: billion yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Research and Development	42.1	41.0	(2.6)	86.0	1.5
R&D / sales ratio	6.2%	6.2%		6.2%	

5. Management indices

(Unit: %)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase Point	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 Point
Return on equity (ROE)	0.1%	0.7%	0.6	4.8%	6.3
Return on assets (ROA)	1.2%	1.7%	0.5	4.2%	3.9
Return on sales (ROS)	2.4%	3.4%	1.0	3.8%	3.6

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity
2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets
3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase
Foreign exchange effect	24.0	25.8	1.8
U.S. dollars	6.3	5.2	(1.1)
Euro	9.0	13.5	4.5
Other	8.7	7.1	(1.6)
Exchange rate			
Yen / U.S. dollars	115.38	119.33	
Yen / Euro	145.97	162.30	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	September 30, 2006	March 31, 2007	September 30, 2007	Increase compared to March 31, 2007
Inventory	214.4	178.6	194.8	16.2
Information-related equipment	128.9	102.8	117.5	14.7
Electronic devices	67.8	58.8	58.2	(0.6)
Precision products	16.0	15.1	17.4	2.3
Other / Corporate	1.7	1.9	1.7	(0.2)
				(Unit: days)
Turnover by days	58	46	54	8
Information-related equipment	56	41	50	9
Electronic devices	54	48	53	5
Precision products	64	63	72	9
Other / Corporate	21	23	24	1

Note: Turnover by days=Interim (Ending) balance of inventory / Prior 6 (12) months sales per day

8. Employees

(Unit: person)

	September 30, 2006	March 31, 2007	September 30, 2007	Increase compared to March 31, 2007
Number of employees at period end	102,025	87,626	95,129	7,503
Domestic	24,333	25,379	26,411	1,032
Overseas	77,692	62,247	68,718	6,471

item 3

October 31, 2007

First Half and Second Quarter Financial Results
Fiscal Year 2007 (Ending March 2008)

First Half and Second Quarter Financial Results Fiscal Year 2007 (Ending March 31, 2008)

October 31, 2007

Seiko Epson Corporation


EPSON
EXCEED YOUR VISION

Disclaimer regarding forward-looking statements

The foregoing statements regarding future results reflect the Company's expectations based on information available at the time of announcement. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, technological changes, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

Numerical values presented herein

Numbers are rounded to the unit indicated.

Percentages are rounded off to one decimal place.

1) Overview

2) Details

1H Financial Highlights—Net Sales Comparison



EPSON
EXCEED YOUR VISION
(Billions of yen)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
-100.0
677.3
15.4
46.0
231.0
417.9
-33.1
656.0
14.0
41.0
213.0
418.0
-30.0
656.2
43.8
202.2
428.1
-31.4
FY2006/1H Actual
FY2007/1H Initial plan
FY2007/1H Actual
Consolidated Total
Y/Y -21.1
Vs. plan +0.2
Other
Y/Y -1.9
Vs. plan -0.5
Precision Products
Y/Y -2.1
Vs. plan +2.8
Electronic Devices
Y/Y -28.8
Vs. plan -10.7
Information Equipment
Y/Y +10.1
Vs. plan +10.1
Eliminations

1H Financial Highlights—Operating Income Comparison
By business segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
20.9
19.0
22.2
2.7
32.3
-8.3
-6.2
1.0
26.0
-2.0
-6.0
2.0
34.7
-9.4
-5.3
FY2006/1H Actual
FY2007/1H Initial plan
FY2007/1H Actual
Consolidated Total
Y/Y +1.3
Vs. plan +3.2
Precision Products
Y/Y -0.6
Vs. plan +1.0
Information Equipment
Y/Y +2.4
Vs. plan +8.7
Electronic Devices
Y/Y -1.1
Vs. plan -7.4
Other
Y/Y +0.8
Vs. plan +0.6


FY2007 Business Outlook (Net Sales)
segment
EPSON
EXCEED YOUR VISION
Full Year
(Billions of yen)
Half Year
1,416.0
1,393.0
1,379.0
30.3
87.7
444.7
916.3
-63.0
31.0
86.0
433.0
904.0
-61.0
30.0
85.0
401.0
922.0
-59.0
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
-200.0
FY2006 Actual
FY2007 Initial plan
FY2007 Current outlook
Other
Y/Y -0.3
Vs. plan -1.0
Precision Products
Y/Y -2.7
Vs. plan -1.0
Electronic Devices
Y/Y -43.7
Vs. plan -32.0
Information Equipment
Y/Y +5.6
Vs. plan +18.0
Eliminations
656.0
656.2
737.0
722.7
14.0
41.0
213.0
418.0
-30.0
13.4
43.8
202.2
428.1
-31.4
17.0
45.0
220.0
486.0
-31.0
16.5
41.1
198.7
493.8
-27.5
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
-100.0
1H Initial plan
1H Actual
2H Initial plan
2H Current outlook
5

FY2007 Business Outlook (Operating Income)

By business segment

EPSON
EXCEED YOUR VISION

(Billions of yen)

Full Year

100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
-60.0

FY2006 Actual
50.3
0.7
3.5
84.2
-26.0
-12.1

FY2007 Initial plan
61.0
0.0
5.0
0.0
70.0
-14.0

FY2007 Current outlook
56.0
0.0
4.0
84.0
-20.0
-12.0

Eliminations

Precision Products
Y/Y +0.4
Vs. plan -1.0

Information Equipment
Y/Y -0.2
Vs. plan +14.0

Electronic Devices
Y/Y +6.0
Vs. plan -20.0

Other
Y/Y +0.1
Vs. plan +2.0

Half Year

60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0

1H Initial plan
19.0
0.0
1.0
26.0
-2.0
-6.0

1H Actual
22.2
0.2
2.0
34.7
-9.4
-5.3

2H Initial plan
42.0
0.0
4.0
2.0
44.0
-8.0

2H Current outlook
33.7
1.9
49.2
-10.5
-6.6
-0.2

Operating Income Trend



Operating income (billions of yen)
Operating margin
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
-30.0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
8.2%
9.3%
6.7%
3.6%
7.1%
6.0%
3.4%
5.6%
7.7%
10.4%
8.1%
10.0%
-13.7%
-3.0%
4.5%
13.5%
16.8%
0.5%
-1.2%
-2.5%
-3.6%
-8.3%
-4.7%
-5.3%
Operating income: Information equipment
Operating income: Electronic devices
Operating margin: Information equipment
Operating margin: Electronic devices
FY02/1H
FY02/2H
FY03/1H
FY03/2H
FY04/1H
FY04/2H
FY05/1H
FY05/2H
FY06/1H
FY06/2H
FY07/1H
FY07/2H
Actual
Current outlook

EPSON
EXCEED YOUR VISION

Information Equipment Segment

Inkjet Printers

Optimize balance between short-term profits and mid-term growth

Expand printer unit shipments with an eye toward future consumable sales

- **Bolster the product lineup and launch competitive new products**
  - **Make products more enjoyable and easier to use with a print speed fast enough for SOHO**
  - **Superior specifications compared to competitors' models**
- **Pursue stringent cost reductions**
- **Continue efforts to raise the ratio of genuine Epson consumables**

Grow the business and industrial segments into a core profit center in the mid-term

- **Launch the Epson Stylus Pro 11880 high-speed 64-inch LFP with a new type of Micro Piezo print head**
- **Launch inkjet mini labs**



Projectors

- **Bolster the product lineup**
  - **Launch competitive, compelling new products for home, business, and education**



FY2007 Outlook Highlights

EPSON
EXCEED YOUR VISION

Electronic Devices Segment

Small- & Medium-Sized Displays

Progress in reorganization of display business announced March 14

- ➢ **C-STN and MD-TFD are proceeding according to plan**
- ➢ **a-TFT and LTPS**
  - **a-TFT: Improve capacity utilization**
  - **LTPS :Steady market growth in fields for high-resolution displays**
  - **However, anticipated improvements in model mix resulting from a portfolio realignment have fallen behind schedule**
- ➢ **Reductions in fixed expenses are proceeding according to plan**
- ➢ **Develop new applications for our core Photo Fine Vistarich technology, with its ultra-wide viewing angles, high pixel densities, and fast response times**

HTPS

- ➢ **Meet growing demand in business and education projector markets as home projector shipments level off**
- ➢ **Work on cutting costs**

Quartz Devices

- ➢ **Shipments to mobile phone, PC and digital consumer electronics markets to grow**
- ➢ **Respond to the erosion of prices by also expanding in higher added value segments**



1) Overview

2) Details

First-Half Financial Highlights

EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2006		FY2007				Change (amount, %)	
		Actual	%	Initial plan	%	Actual	%	Y/Y	Vs. plan
Net sales		677.3	-	656.0	-	656.2	-	-21.1 -3.1%	+0.2 +0.0%
Operating income		20.9	3.1%	19.0	2.9%	22.2	3.4%	+1.3 +6.2%	+3.2 +17.2%
Ordinary income		20.8	3.1%	19.0	2.9%	25.8	3.9%	+4.9 +23.8%	+6.8 +36.0%
Net income before income taxes		16.2	2.4%	16.0	2.4%	22.1	3.4%	+5.9 +36.7%	+6.1 +38.5%
Net income		0.4	0.1%	7.0	1.1%	3.2	0.5%	+2.8 +688.9%	-3.7 -53.5%
EPS		¥2.10		-		¥16.59			
Exchange rate	USD	¥115.38		¥114.00		¥119.33			
	EUR	¥145.97		¥148.00		¥162.30			

Exchange rates used in 7/27 outlook (1H):
USD:118.00 / EUR:161.00

Second-Quarter Financial Highlights
- Versus the year ago period

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2006		FY2007		Change	
	2Q Actual	%	2Q Actual	%	Amount	%
Net sales	355.3	-	337.6	-	-17.6	-5.0%
Operating income	13.9	3.9%	10.5	3.1%	-3.3	-24.0%
Ordinary income	14.5	4.1%	12.8	3.8%	-1.7	-11.7%
Net income before income taxes	10.6	3.0%	9.8	2.9%	-0.7	-7.3%
Quarterly net income	6.0	1.7%	1.9	0.6%	-4.1	-67.7%
Exchange rate USD	¥116.26		¥117.87			
Exchange rate EUR	¥148.16		¥161.88			

Quarterly Net Sales
> By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
355.3
396.7
341.9
318.5
337.6
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
7.4
26.0
121.8
217.2
-17.2
6.9
22.6
113.1
269.9
-15.9
7.9
18.9
100.5
228.3
-13.9
6.9
19.1
97.7
210.0
-15.3
6.5
24.7
104.4
218.1
-16.1
2006/2Q
2006/3Q
2006/4Q
2007/1Q
2007/2Q
Other
Y/Y -0.8
Precision Products
Y/Y -1.3
Electronic Devices
Y/Y -17.3
Information Equipment
Y/Y +0.8
Eliminations

Quarterly Net Sales Comparison
Information-related equipment segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
217.2
218.1
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
6.6
27.4
183.3
-0.2
7.4
27.9
182.8
-0.1
2006/2Q
2007/2Q

PC, Other	
Y/Y	+0.7

Visual Instruments	
Y/Y	+0.4

% sales

	'06/2Q	'07/2Q
PRJ	84%	90%
Other	16%	10%

- Front PRJ: Sales in the education market remained strong

Printers	
Y/Y	-0.4

% sales

	'06/2Q	'07/2Q
IJP	60%	62%
LP	14%	12%
BS	21%	21%
SCN, other	5%	5%

- IJP: Up on higher MFP & consumables volume
- LP: Emphasized models with high print volume & profitability
- BS: SIDM & POS-related products remained steady

Eliminations

IJP	Inkjet printer
LP	Laser printer
BS	Business systems
SIDM	Serial-impact dot matrix printer
POS	Point of sales
SCN	Scanner
PRJ	Projector

Quarterly Net Sales Comparison
Electronic device segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
121.8
104.4
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
26.2
24.9
75.2
-4.5
26.8
20.6
59.5
-2.5
2006/2Q
2007/2Q
Quartz Devices
Y/Y +0.6
Semiconductors
Y/Y -4.3
Displays
Y/Y -15.6
Eliminations
• Volume up on solid demand from mobile phone and digital equipment markets, but ASPs down
• LCD-Dr: Volume down
• C-STN/MD-TFD: Volume & ASPs down
• a-TFT: ASPs down, revenue up on higher volume
• LTPS: Revenue down on lower ASPs
• HTPS: Revenue flat on higher volume & lower ASPs

% sales	'06/2Q	'07/2Q
C-STN	16%	11%
MD-TFD	27%	14%
a-TFT	34%	50%
LTPS	7%	6%
HTPS	16%	19%

C-STN	Color STN
MD-TFD	Mobile digital thin-film diode
a-TFT	Amorphous-silicon TFT
LTPS	Low-temperature polysilicon TFT
HTPS	High-temperature polysilicon TFT
LCD-Dr	LCD Driver

Quarterly Selling, General and Administrative Expenses


EPSON
EXCEED YOUR VISION

(Billions of yen)
100.0
80.0
60.0
40.0
20.0
0.0
72.4
85.1
80.6
70.1
76.0
(% sales)
20.4%
21.5%
23.6%
22.0%
22.6%
41.3
4.9
5.9
20.2
44.9
10.3
8.4
21.3
44.4
6.7
8.4
20.9
38.9
4.0
5.3
21.8
42.0
6.5
5.8
21.5
2006/2Q
2006/3Q
2006/4Q
2007/1Q
2007/2Q
Other
Y/Y +0.7
Advertising expenses
Y/Y +1.5
Sales promotion expenses
Y/Y -0.0
Labor costs
Y/Y +1.3

Quarterly Operating Income
> By business segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
13.9
25.3
4.0
11.6
10.5
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
18.1
-2.9
1.4
-2.9
32.4
-5.7
1.5
-3.0
19.4
-12.0
-0.7
-2.8
19.2
-5.2
0.0
-2.5
15.4
-4.1
2.0
-2.7
2006/2Q
2006/3Q
2006/4Q
2007/1Q
2007/2Q
Information Equipment
Y/Y -2.7
Electronic Devices
Y/Y -1.2
Precision Products
Y/Y +0.5
Other
Y/Y +0.2

Operating Income Fluctuation Cause Analysis

(Billions of yen)


13.9
+4.3
Impact of exchange rate fluctuations
+1.1
Change in sales volume
Price fluctuations
-36.4
+28.0
Cost fluctuations
S.G.A. increase
-1.5
+1.1
Other
10.5
0
Operating income
2006/2Q
¥3.3 billion decrease
Operating income
2007/2Q

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

(Billions of yen)

Total assets


1,500.0
1,000.0
500.0
0.0
1,298.2
1,325.7
1,326.2
1,285.0
1,262.0
End of March 2005
End of March 2006
End of Sept 2006
End of March 2007
End of Sept 2007

Inventories


200.0
100.0
0.0
176.6
192.0
214.4
178.6
194.8
End of March 2005
End of March 2006
End of Sept 2006
End of March 2007
End of Sept 2007

Statistics of Balance Sheet Items


EPSON
EXCEED YOUR VISION

(Billions of yen)

Interest-bearing liabilities & ratio of interest-bearing liabilities


600.0
400.0
200.0
0.0
37.9%
30.4%
32.4%
31.5%
29.7%
457.5
395.2
429.6
404.5
374.7
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of Sept 2007

Shareholder's equity & equity ratio


600.0
400.0
200.0
0.0
34.3%
36.4%
35.8%
36.6%
37.3%
470.8
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of Sept 2007

The definition of shareholder equity changed due to changes in accounting standards
End of Sept 2007: Shareholder equity = total net assets - minority interests in subsidiaries

FY2007 Business Outlook

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2006		FY2007				Change (amount, %)	
	Actual	%	Initial plan	%	Current outlook	%	Y/Y	Vs. plan
Net sales	1,416.0	-	1,393.0	-	1,379.0	-	-37.0 -2.6%	-14.0 -1.0%
Operating income	50.3	3.6%	61.0	4.4%	56.0	4.1%	+5.6 +11.2%	-5.0 -8.2%
Ordinary income	49.0	3.5%	60.0	4.3%	60.0	4.4%	+10.9 +22.2%	- -
Net income Before income taxes	3.4	0.2%	55.0	3.9%	53.0	3.8%	+49.5 +1425.0%	-2.0 -3.6%
Net income	-7.0	-0.5%	30.0	2.2%	23.0	1.7%	+30.0 -	-7.0 -23.3%
EPS	-¥36.13		¥152.78		¥117.13			
Exchange rate USD	¥117.02		¥114.00		¥117.00			
Exchange rate EUR	¥150.09		¥148.00		¥161.00			

Exchange rates used in 7/27 outlook (full year):
USD:116.00 / EUR:158.00

Net Sales Outlook by Business
Information-related equipment segment

(Billions of yen)

Full Year

	FY2006 Actual	FY2007 Initial plan	FY2007 Current outlook
Total	916.3	904.0	922.0
PC, Other	28.9	32.0	32.0
Visual Instruments	106.5	113.0	113.0
Printers	781.5	760.0	778.0
Eliminations	-0.7	-1.0	-1.0

	Y/Y	Vs. plan
PC, Other	+3.0	-
Visual Instruments	+6.4	-
Printers	-3.5	+18.0

Half Year

	1H Initial plan	1H Actual	2H Initial plan	2H Current outlook
Total	418.0	428.1	486.0	493.8
PC, Other	14.2	14.9	17.8	17.0
Visual Instruments	55.0	54.2	58.0	58.7
Printers	349.0	359.2	411.0	418.7
Eliminations	-0.2	-0.2	-0.8	-0.7

Net Sales Outlook by Business

EPSON
EXCEED YOUR VISION

(Billions of yen)

Full Year

	FY2006 Actual	FY2007 Initial plan	FY2007 Current outlook
Total	781.5	760.0	778.0
Scanners, Other	5%	5%	5%
Business Systems	19%	19%	19%
Laser Printers	14%	13%	13%
Inkjet Printers	62%	63%	63%

Half Year

	1H Initial plan	1H Actual	2H Initial plan	2H Current outlook
Total	349.0	359.2	411.0	418.7
Scanners, Other	5%	5%	5%	4%
Business Systems	20%	21%	18%	18%
Laser Printers	13%	13%	13%	13%
Inkjet Printers	62%	61%	64%	65%

Net Sales Outlook by Business
[illegible] device segment

EPSON
EXCEED YOUR VISION

(Billions of yen)

Full Year

	FY2006 Actual	FY2007 Initial plan	FY2007 Current outlook
Total	444.7	433.0	401.0
Quartz Devices	97.9	105.0	105.0
Semiconductors	91.1	77.0	78.0
Displays	271.0	261.0	227.0
Eliminations	-15.3	-10.0	-9.0

Quartz Devices	
Y/Y	+7.0
Vs. plan	-

Semiconductors	
Y/Y	-13.1
Vs. plan	+1.0

Displays	
Y/Y	-44.0
Vs. plan	-34.0

Eliminations

Half Year

	1H Initial plan	1H Actual	2H Initial plan	2H Current outlook
Total	213.0	202.2	220.0	198.7
Quartz Devices	49.0	50.0	56.0	54.9
Semiconductors	37.0	41.2	40.0	36.7
Displays	133.0	115.9	128.0	111.0
Eliminations	-6.0	-5.0	-4.0	-3.9

Net Sales Outlook by Business



EPSON
EXCEED YOUR VISION
Full Year
(Billions of yen)
Half Year
271.0
261.0
227.0
133.0
115.9
128.0
111.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
16%
7%
37%
25%
15%
20%
11%
46%
11%
12%
20%
9%
47%
13%
11%
HTPS-TFT
LTPS-TFT
a-TFT
MD-TFD
C-STN
FY2006 Actual
FY2007 Initial plan
FY2007 Current outlook
150.0
100.0
50.0
0.0
19%
10%
43%
15%
13%
19%
7%
45%
17%
12%
20%
12%
49%
8%
11%
20%
12%
49%
8%
11%
1H Initial plan
1H Actual
2H Initial plan
2H Current outlook

Outlook for Capital Expenditure and Depreciation & Amortization Expenses


EPSON
EXCEED YOUR VISION



(Billions of yen)

Capital Expenditures


200.0
100.0
0.0
68.7
151.2
112.5
73.1
84.0
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

Depreciation and Amortization Expenses


200.0
100.0
0.0
110.3
104.2
109.3
89.6
85.0
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

Free Cash Flow Outlook

EPSON EXCEED YOUR VISION



(Billions of yen)
200.0
100.0
0.0
-100.0
-200.0
182.6
117.3
-65.3
162.4
63.0
-99.3
117.4
22.2
-95.2
160.2
83.8
-76.4
118.6
40.0
-78.6
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

Main Management Indicators


EPSON
EXCEED YOUR VISION

(%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
ROA: Ordinary income/total assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholder's equity (avg. balance)
10.9
12.6
-3.8
-1.5
4.8
6.1
6.8
2.1
3.8
4.8
5.2
5.8
1.8
3.5
4.4
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

EPSON

EXCEED YOUR VISION

September 26, 2007 Press Release "Epson Announces Executive Personnel Changes"

News Release

Epson Announces Executive Personnel Changes

- TOKYO, Japan, September 26, 2007 -

At a board meeting held earlier today, Seiko Epson Corporation ("Epson") adopted a resolution implementing the following executive personnel changes.

The following executive changes (promotions) will become effective as of October 1, 2007:

	New position	To date
Minoru Usui	Managing Director	Director
Seiichi Hirano	Managing Executive Officer	Executive Officer
Masataka Kamiyanagi	Managing Executive Officer	Executive Officer
Toru Oguchi	Managing Executive Officer	Executive Officer

Proposed executive lineup as of October 1, 2007.

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 87,626 employees in 117 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1416 billion yen in fiscal 2006.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

October 29, 2007	Press Release "Announcement of Revised Financial Results Outlook"

News Release

Announcement of Revised Financial Results Outlook

- TOKYO, Japan, October 29, 2007 -

Seiko Epson Corporation ("Epson") today issued a revised financial results outlook for the full year ending March 2008 (April 1, 2007 to March 31, 2008). The revision was made in the light of recent business result trends and amends the initial outlook for the full year announced on April 26, 2007.

1. Consolidated financial results outlook
Half year (April 1, 2007 to September 30, 2007)

(Units: billion yen, %)

	Net sales	Operating income	Ordinary income	Half-year net income (loss)
Previous outlook (A)	656.0	19.0	19.0	7.0
Revised outlook (B)	656.2	22.2	25.8	3.2
Difference (B) – (A)	+0.2	+3.2	+6.8	-3.8
Change (%)	+0.0%	+16.8%	+35.8%	-54.3%
Reference: Previous half year (ending September 2006)	677.39	20.959	20.880	0.412

Full year (April 1, 2007 to March 31, 2008)

(Units: billion yen, %)

	Net sales	Operating income	Ordinary income	Net income (loss)
Previous outlook (A)	1,393.0	61.0	60.0	30.0
Revised outlook (B)	1,379.0	56.0	60.0	23.0
Difference (B) – (A)	-14.0	-5.0	-	-7.0
Change (%)	-1.0%	-8.2%	-	-23.3%
Reference: Previous year (ending March 2007)	1,416.031	50.343	49.092	-7.094

Ref: Forecasted net income per share (full year) 117.13 yen

2. Reasons for revision
Although half year net sales of 656.2 billion yen are forecast to be almost in line with the initial outlook, Epson has adjusted its individual segment forecasts for the following reasons.

Net sales in the information-related equipment segment are forecast to increase 10.1 billion yen from the initial outlook to 428.1 billion yen. This is the result of robust sales of printers and 3LCD projectors to business customers, and of the effects of the weak yen. On the other hand, electronic devices segment net sales are forecast to decline by 10.8 billion yen from the initial outlook to 202.2 billion yen. The reasons for this adjustment are mainly in the display business. Epson's plans called for aggressive efforts to meet increasing demand for LCDs for non-handset applications while at the same time continuing to satisfy requirements for LCDs for mobile phone handsets, but this realignment of the product portfolio has been delayed.

Epson forecasts operating income in the first half to improve by 3.2 billion yen from the initial outlook to 22.2 billion yen. In the information-related equipment segment, the Company expects operating income of 34.7 billion yen, up 8.7 billion yen over the initial outlook. This stems from better than expected net sales and cost cutting efforts, and the effects of a weak yen. In electronic devices, however, operating loss is forecast at 9.4 billion yen, 7.4 billion yen lower than the initial outlook. This is largely a result of lower net sales in the display business.

Ordinary income in the first half exceeded the initial outlook. This was due to the effects of higher than expected operating income and the posting of non-operating income at a subsidiary company as the result of the dissolution of a scheme for liquidating real estate using a special-purpose company. Forecast half-year net income declined mainly because of increases in taxation.

In the second half, Epson forecasts a continuing good performance in the information-related equipment segment. However, the electronic devices segment will fall below plan as tough conditions in the display business continue, and as a consequence total net sales will come in below the initial outlook. In addition, better than expected operating income in the information-related equipment segment will be unable to offset the shortfall in electronic devices, and the full-year operating income total will be lower than the initial outlook.

Due to these factors, Epson has decided to revise both its half-year outlook, and to downwardly revise its initial outlook for full-year net sales, operating profit and net income. The forecast for ordinary income will remain unchanged. Going forward, the Company will implement further measures in the display business where progress in carrying out structural reforms has been delayed.

Reference
Information by segment
Half year (April 1, 2007 to September 30, 2007)
(Unit: billion yen)

	Initial outlook (A)	Revised outlook (B)	Difference (B-A)
Information-related equipment			
Net sales	418.0	428.1	+10.1
Operating income	26.0	34.7	+8.7
Electronic devices			
Net sales	213.0	202.2	-10.8
Operating income	-2.0	-9.4	-7.4
Precision products			
Net sales	41.0	43.8	+2.8
Operating income	1.0	2.0	+1.0
Other			
Net sales	14.0	13.4	-0.6
Operating income	-6.0	-5.3	+0.7
Total			
Net sales	656.0	656.2	+0.2
Operating income	19.0	22.2	+3.2

Full year (April 1, 2007 to March 31, 2008)
(Unit: billion yen)

	Initial outlook (A)	Revised outlook (B)	Difference (B-A)
Information-related equipment			
Net sales	904.0	922.0	+18.0
Operating income	70.0	84.0	+14.0
Electronic devices			
Net sales	433.0	401.0	-32.0
Operating income	0	-20.0	-20.0
Precision products			
Net sales	86.0	85.0	-1.0
Operating income	5.0	4.0	-1.0
Other			
Net sales	31.0	30.0	-1.0
Operating income	-14.0	-12.0	+2.0
Total			
Net sales	1,393.0	1,379.0	-14.0
Operating income	61.0	56.0	-5.0

Cautionary statement
This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce new products and services to markets in a timely fashion, consumption trends, competition, technology trends and exchange rate fluctuations.

October 31, 2007	Press Release "Consolidated Results for the Half Year Ended September 30, 2007"

Newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

The Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

Investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home - Newsroom Archive > October 31

News Release

Consolidated Results for the Half Year Ended September 30, 2007

October 31, 2007

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Six months ended September 30		Change	Year ended March 31	Six months ended September 30
	2006	**2007**		2007	**2007**
Statements of Income Data:					
Net sales	¥677,390	**¥656,268**	(3.1%)	¥1,416,032	**$5,685,420**
Operating income	20,960	22,264	6.2%	50,343	192,879
Income before income taxes and minority interest	16,218	22,167	36.7%	3,476	192,038
Net income (loss)	413	3,257	688.9%	(7,094)	28,216
Statements of Cash Flows Data:					
Cash flows from operating activities	49,638	29,201	(41.2%)	160,229	252,976
Cash flows from investing activities	(47,560)	(33,865)	(28.8%)	(76,419)	(293,381)
Cash flows from financing activities	(13,497)	(33,715)	149.8%	(30,150)	(292,082)
Cash and cash equivalents at the end of the period	269,078	296,724	10.3%	334,873	2,570,597
Per Share Data:					
Net income (loss) per share -Basic	¥2.10	**¥16.59**	690%	¥(36.13)	**$0.14**
-Diluted	¥-	¥-	- %	¥-	$-

Balance sheets data

	September 30		March 31	September 30
	2006	**2007**	2007	**2007**
Total assets	¥1,324,843	**¥1,261,290**	¥1,284,412	**$10,926,882**
Equity	502,345	**495,985**	494,335	**4,296,847**
Shareholders' equity	475,408	**470,897**	470,317	**4,079,503**
Shareholders' equity ratio (%)	35.9%	**37.3%**	36.6%	**37.3%**
Shareholders' equity per share	¥2,421.06	**¥2,398.10**	¥2,395.14	**$20.78**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan (formerly the Securities and Exchange Law of Japan).

II. Figures in the 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share is presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interest in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥115.43 = U.S.$1 at September 30, 2007 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and supplementary information, and an explanatory presentation.

November 21, 2007	Press Release "Amendments to the Consolidated Results for the Half Year Ended September 30, 2007"

[Translation]

November 21, 2007
Seiko Epson Corporation.

Amendments to the Consolidated Results for the Half Year Ended September 30, 2007

We inform you that certain parts of the Consolidated Results for the Half Year Ended September 30, 2007, announced at 3 pm on October 31, 2007 need to be amended as follows.

1. Reason for the amendments

In preparing the semi-annual report for this interim period, we recognized that the subject classification for negotiable deposits issued by domestic corporations need to be moved from a classification of "Cash and cash equivalents" to that of "Securities," and therefore, the amounts shown under those classifications need to be amended.

2. Amendments

The amendments were made on pages 10, 16, 19, and 26 of the Consolidated Results for the Half Year Ended September 30, 2007, announced on October 31, 2007. The amended parts are underlined as follows:

Page 10 (Before Amendment)

(All units: millions of yen)

Period / Subject	At the end of the previous interim consolidated accounting period (September 30, 2006)		**At the end of this interim consolidated accounting period (September 30, 2007)**		Summary of the consolidated balance sheet for the previous consolidated accounting year (March 31, 2007)		Variation from the previous consolidated accounting year
	Amount	Composition Ratio	**Amount**	**Composition Ratio**	Amount	Composition Ratio	
Assets		%		%		%	
Current assets							
Cash and cash equivalents	221,217		**250,968**		296,764		△45,795
Notes and accounts receivables	256,464		**227,979**		218,987		8,991
Securities	41,971		**37,967**		30,983		6,984

Page 10 (After Amendment)

(All units: millions of yen)

Period / Subject	At the end of the previous interim consolidated accounting period (September 30, 2006)		**At the end of this interim consolidated accounting period (September 30, 2007)**		Summary of the Consolidated balance sheet for the previous consolidated accounting year (March 31, 2007)		Variation from the previous consolidated accounting year
	Amount	Composition Ratio	**Amount**	**Composition Ratio**	Amount	Composition Ratio	
Assets		%		%		%	
Current assets							
Cash and cash equivalents	221,217		**144,468**		296,764		△152,295
Notes and accounts receivables	256,464		227,979		218,987		8,991
Securities	41,971		**144,467**		30,983		113,484

Page 16 The underlined part was added.
Changes in the way of categorizing

(Interim consolidated balance sheet)
Although negotiable deposits issued by domestic corporations were classified as "Cash and cash equivalents" at the end of the previous interim consolidated accounting period, they are now recognized as "Securities" under the revised regulations for interim consolidated financial statements. The negotiable deposits issued by domestic corporations classified as "Securities" at the end of this interim consolidated accounting period amount to 106,500 million yen.

Page 19 (Before Amendment)
(Matters related to Interim Consolidated Statements of Cash Flow)
Relationship between the balance of cash and cash equivalents at the end of interim consolidated accounting period and the amount stated under such subject in the interim consolidated balance sheet:

	September 30, 2007
Cash and deposit account	250,968 million yen
Securities account	37,967 million yen
Loan (repurchase management)	10,000 million yen
Short-term debt account (overdraft)	△797 million yen
Fixed deposits with the deposit term of over 3 months	△1,415 million yen

Cash and cash equivalents	296,723 million yen

Page 19 (After Amendment)
(Matters related to Interim Consolidated Statements of Cash Flow)
Relationship between the balance of cash and cash equivalents at the end of interim consolidated accounting period and the amount stated under such subject in the interim consolidated balance sheet:

	September 30, 2007
Cash and deposit account	144,468 million yen
Securities account	144,467 million yen
Loan (repurchase management)	10,000 million yen
Short-term debt account (overdraft)	△797 million yen
Fixed deposits with the deposit term of over 3 months	△1,415 million yen
Cash and cash equivalents	296,723 million yen

Page 26 (Before Amendment)

(All units: millions of yen)

Period / Subject	At the end of the previous interim accounting period (September 30, 2006)		**At the end of this interim accounting period (September 30, 2007)**		Summary of the balance sheet for the previous business year (March 31, 2007)		Variation from the previous business year
	Amount	Composition Ratio	**Amount**	**Composition Ratio**	Amount	Composition Ratio	
Assets		%		%		%	
Current assets							
Cash and cash equivalents	95,165		**121,073**		148,041		△26,968
Notes receivable	558		**370**		318		51
Accounts receivables	156,780		**145,876**		124,552		21,324
Securities	31,978		**29,972**		18,990		10,981

Page 26 (After Amendment)

(All units: millions of yen)

Period	At the end of the previous interim accounting period	**At the end of this interim accounting period (September**	Summary of the balance sheet for the previous business year (March	Variation from the

Subject	(September 30, 2006)		30, 2007)		31, 2007)		previous business year
	Amount	Composition Ratio	**Amount**	**Composition Ratio**	Amount	Composition Ratio	
Assets		%		%		%	
Current assets							
Cash and cash equivalents	95,165		**14,573**		148,041		△133,468
Notes receivable	558		**370**		318		51
Accounts receivables	156,780		**145,876**		124,552		21,324
Securities	31,978		**136,472**		18,990		117,481

End

